LOST SPIRITS DISTILLERY, INC.
2022 Report

Dear investors,

Dear Shareholders,
The reboot from Covid has been long and filled with setbacks. However, we have many exciting things to talk about.
In 2022 we grew revenue to $9.4 Million from $2.2 Million in 2021 a whopping 300% growth!
In 2022 we refined our Las Vegas show and turned it into one of the best shows in Vegas according to the annual Thrillist list and we sold over 100,000 tickets!!!
In 2022 we launched a new Séance themed parlor show which has been sold out almost every night for the past few months.
In 2023 we turned the corner on profitability generating a net profit on a monthly basis for the first time since Covid.
Despite those delightful achievements, we also suffered some serious setbacks. Covid and the Las Vegas launch left us with a massive about of debt to service and we have struggled to stay current with payments. A $10 Million funding deal to reopen LA fell apart and the new landlord we were planning to work with in LA began defaulting on its own debts and ended negotiations.
What can I say, if this was easy everyone would do it.
We hope you will continue to follow our work and continue to share in our journey.

We need your help!

Sincerely,

Bryan Davis
Co-Founder & CEO - Board Director

Joanne Haruta
Cofounder

Wynn Sanders
COO

Our Mission

Lost Spirits produces a highly successful blend of entertainment company and distillery. The unique mixture of content has captivated the public imagination in a way no distillery operating today has. COVID-19 closed our perpetually sold out LA tours. However, Las Vegas is running and generating millions in revenue. Over the next 5 years we plan to reopen LA, expand Vegas, and grow. Over time, our spirits business might very well grow into a multibillion dollar operation.

See our full profile

The Good

- Lost Spirits Distillery reached positive monthly net profit for the first time since COVID
- The company has rapidly gained acclaim for its show in Las Vegas alongside giants such as Cirque Du Soleil and Speigelworld
- The company achieved over 300% year-over-year growth

The Bad

- Recovery from COVID & the Vegas launch created a lot of debt
- The company lost a $10 million funding deal to rebuild LA
- While the 300% growth rate was good, The Las Vegas launch was more costly than projected

2022 At a Glance

January 1 to December 31

$9,409,730 +320%	-$6,652,949	$5,996,179 +145%
Revenue	Net Loss	Short Term Debt

$2,472,329
Raised in 2022

$126,199
Cash on Hand
As of 11/19/23

INCOME | BALANCE | NARRATIVE

The Good

- Lost Spirits Distillery reached positive monthly net profit for the first time since COVID
- The company has rapidly gained acclaim for its show in Las Vegas alongside giants such as Cirque Du Soleil and Spiegelworld
- The company achieved over 300% year-over-year growth

The Bad

- Recovery from COVID & the Vegas launch created a lot of debt
- The company lost a $10 million funding deal to rebuild LA
- While the 300% growth rate was good, The Las Vegas launch was more costly than projected

2022 At a Glance

January 1 to December 31


$9,409,730 +320%
Revenue


-$6,652,949
Net Loss


IOU
$5,996,179 +145%
Short Term Debt


$2,472,329
Raised in 2022


$126,199
Cash on Hand
As of 11/19/23

As of 11/19/23

INCOME | BALANCE | NARRATIVE


Revenues
Profit
$9,409,730
$2,241,330
$-4,632,867
$-6,652,949
2021
2022

Net Margin: -71% Gross Margin: 92% Return on Assets: -121% Earnings per Share: -$0.34 Revenue per Employee: $392,072 Cash to Assets: 3% Revenue to Receivables: 5,245% Debt Ratio: 189%

Lost_Spirits_Distillery_2020_2019_Audited_Financial_Statments-FINAL.pdf

Lost_Spirits_Distillery_2022_2021_Financial_Statement.pdf

We ❤ Our 4070 Investors

Thank You For Believing In Us

Anne Watson
Jesus Robles-Copas
Ernest Johnson
Jon Goke
Patrick Munnia
William Slusser
Elias Lumarda
Brandin Engersbach
Tara Craven
Andrew Pease
Valerie Griswold
Michael Allo
Alejandra Nauman
Scott Turner
Anna Sienna McColl
David Scotto
Ultima Andrews
Clifford Cowen
Bill Daly
Kelli Shrader
Dustin Schofield
Charles Paul Harman
Matt Morton
Rickie Robertson
Ashley Fagan
Pasala Ravichandran
Michelle Angles
Joyce Skinner
Teresa Campos
Jason Bennett
Nube SIGUENZA
Mark Woodsmall
Ayesha L Camorao
John Graczyk
Christopher Wingeder
Gerald Hasson
Jimenna Carrasco
Diana Brier, Acs Ccse, CCP
David Park
Kristian Bernabe
Connie Gutierrez
Philip Burkhardt
Jeff Giblin
Michelle Rodriguez
Ron August Allchin
Chad Eschman
Richard Clark
Brendan Hooley
Chris Price
Jillany Creasy
Jed Hirsch
Jason Hagan
Michelle Fonseca
Fergus Fay
Chris McCauley
Sara Roberts
Kennon Fleisher
Vivian Hui
Jackie Ivanna Gatewood
Martin D.
Brett Gorley
Albert J Cortez
Cheryl Yarbrough
Duane Nicholson
Duane Pooley
Rosalie Purvis
Tanya K Webster
Keith Edmonds
Kevin La Bounty
Paige Gonzales
Date The City
Michael Withrow
Liam Bennett
Justin Smith
Carmen Price
Retta Flanagan
Lucas Paddock
Alex L Mazariegos
Garrett Broussard
Jason Chase
Sidney Jerome Sidell
William Bradshaw
Desiree Love-Barrett
Karl Lee Soule
Michael Orr
Kyley Tucker
Matt Edgar
Michelle Milunovic
Alyssa Tan Tan
Deon Oddie
Tracy Jam
Kelly McGrath
Gowtham Alluri
Leo Veneziano
Harold Woodman
Jacqueline Saint Anne
Daniel O'Reilly
Carmen Baker-Wysocki
Felicia Dawn Ordaz
James Idle
Scot Breithaupt
Michael Fisher
Jacqueline Gardiner
Anthony Messina
Robert A Simila
Aubrey Bruton
Margaret Molloy
La Donna Phillips
Jay Long
Christiana Martinez
Shylah AceArtiste
Sorin Varciag
Dane Rosselli
John Treister
Lisa Joslin
Kurt Huggins
Tucker Maroff
Katie Klager-Merrell
Bruno Zanotti
Angel Anthony Espino
Bradley Cornell
Eamon Brennan
Avi Gandhi
Stephen Jenvey
Yang K. Lee
Damian Loza
Davina Aguilar
William De La Rosa
Wade Thomas
Justin C Pollard
Denise Davidiet
Ruben Sandoval
Novelette Lemke
Steve Golden
Laura Hayden
Roxanne Daniel
Paul O'Rourke
Randy Mckinnish
Jennifer Krivanek
Junior Rogers
Anthony Pe?a
Roza Csala
Grey Damien
Jodi Long Weibel
Nikkia Coston
Glenn E Altwein
Charles Russell
Anjali Belmann
Steven Backman
Renee Hulne Woitas
Teresa King
Dennis P. Collins
Leslie Garcia Munoz
Zachary Twardowski
Adrian T Irby
Blake Stilwell
Rhallete R Javier
Paula Cizek
Megan Nicol
Rita Yang
George Mojica
Barbara Ann Inman
Patrick Auld
Janette Glaser
Cathelene Chavez
Michael GUETZOW
Randy Stone
Kayla Michelle Terry
Amy Howe
Aida Lurssen
Marcia Wilson
Msti Gibbs
Sierra Deuel
David Plantier
Lila Sprenger
Alex Vidarti
Donald Crenshaw
Audrey Konow
Jason Varner
Shashi Sigdel
Jerrol James
Michael Day
Vincent Applegate
Stephen Cummings
Emma Hughes
James Webber
Elisa Moran
B Drex
Michael Thornburg
Leticia Moraga
Jeffrey Pardee
Jack Zullo
Bill Elrod Jr.
Helen Cholewinski
Ian Maxwell
Tanner T Medding
Kyle C. Murphy
Christopher Harris
Christopher Ball
Dwight Douglas Hill
Mark Wright
Adam Dornbusch
Brianna Millsaps
Suzanne Lawrence
Kimberly Celli
John Foster
Jeremy Bustos
Alex Tubac
Logan Scarry
Scott Snyder
David Rockoff
Aaron J Renken
Sharon Oliver
Tom Conner
David R Morgan
Ana Y Miranda
Troy James
David Gillie
Tricia Derose
John W. Fiege
Marleace Lloyd
Karen Staley
Ronna Jones
Mitchell Flickinger
Tom Hall
Michael Wallenstein
Susan Benton
Melinda Fierros
Devin Guinn
Daphne Bach
Roger Hall
Ryan McDonald
Eric Mabry
Amy Pavlock
Nathan Maier
Carl Lucas
Greg Cherundolo
Joanne Haruta
Dr. Pete I. Maduka-Okafor
Blake Royal-Gordon
Jay Frontera
Georgina Hasty
Bethany Spurlock
Kimberly Lombardi
Derek Christiansen
Allison Carey
Stephanie Enervold-Macier
Rokardy Rodriguez
Douglas W Usherwood
Krysta Stiles
Jonathan Wallace
Colin Kyrle Pankow
Carla Sawyers
Robert J Petty
Anthony Dodd
Darrell Reynolds
Jessica Velasco
Crystal Singleton
David Johnson
Jennifer Kalish
Jaylene Baker
Joseph Munoz
Alicia Lamour
Kevin Rock
Brad Ranola
Cesiley Watson

Timothy Felker
Mary Quintanilla-Turner
Wynter Eddins
Cinda Brundidge
Omar Heyward
Lee Williams
Brett Patterson
Mike Johnson
Michael Sellers
Thomas L Thomas
Wyatt Hopkins
Cricket Sloan
Jay Libras
Fabien Nicaise
Diane Nguyen
Damion Loza
Emily Banks
Joshua Stroup
William Price
David Marks
Nathan Brown
James Minor
Jon King
Amy Castillo
Chris Mayo
Lee Peglow
Joseph C. Ledoux
Deric Lubin
Lyn Nguyen
Koren Mehri
Noël Perry
Edgar Barradas
Brandon Porter
Danny Pampel
Chris De Mayo
Josh Bolstad
Rachel Hurst
Alexander Quel
Clay Pritchard
Andrea Conway Donnellan
Hugh Aodh OBrien
Qi Liang Chen
Thomas F Daley
Robert Denham
Abby Lavin
Liz Lavin
Ricky Shum
Jeremy Stahl
Sean Rogers
Edward Mugica Sr
Cyrus Batchan
John D'Alessandro
Andrea M. Von Kaenel
Jennifer Horgan
Vinh Tran
Charles Nauman
Christopher Perciabosco
Randy Cowdery
Marcus West
Jeffrey Post
Andrea Ramirez
Jamie Elliott
William McNabb
Jeni Tholmer
Mike Schluenz
Chris Schmidt
Pm Picucci
Barry Pealstrom
Gene Fliman
Sophia Acevedo
Justin H. Lutz
Brett AugsJoost
Lisa Heinz
Iman Davis
Julie Jetland
Mike Lebow
Steve Borden
Nate Merandi
J Walker
Dan Skulrak
Gillian Smith Chang
Morissa Barela
Lucy Lang
Noel Doumerc
Blaine Walsh
Dave K
Jacob Cohen
Zach Miklin
Kim Owen-Parker
Joy B.
Darren Dash Robinson
Andrew Oetker
Kristofer Kataoka
Lindsey Sunga Harris
Leah Beth
Chelsea Anne Harrington
Dustin Smith
Kevin Brock
Mark Inocentes
Kelly Haines
Danielle Hari
André Langston Handcox
Matt Harper
Cristina Alvarado
Jerry Kong
Kristen Andersen
Ben Newcott
Jj Mayes
Shari Fournier-O'Leary
Dawn Lyons
Pablo SOTO
Amanda Mock
Caroline Madden
Matt Hughes
Brian Barker
Tamarra Woodard
Daniel Holechek
Bryan Okamoto
Harsha Yalamanchili
Heather Molloy
Jonathan Abarbanel
Michelle Jolin
Lee Gay
Christopher Lyons
Alex V
Robyn Nelson
Paul Kantor
Stacey Moseley
Jennifer Hicks-Wilson
Justine And Oliver Santos
Benjamin Shaw
Jenny & Bryan
Bryan Davis
David M Walker
Kingsley Asare
Diana Clark
Michael Kane
Scott Clark
Russell Sileo
Susan Schmitt
Cory Parrish
Sally Pollock
Sam Petralia
Frederick Bates
Daniel Drugan
Greg Whitney
Joe Barnathan
Grant Williams
Kevin Locarro
Kyle Neal
Kelly Thompson
Vejas Skripkus
Holli Duncan
David Logan
Thomas Smetham
Yakshita Jonsen
Kevin Hamano
Tracey Colvin
Daniel McCoy
Harenstong Cardoza
Jason Knudson And Neda...
Peter Belcher
Barbara Huhn
Scott Gold
Joshua Smooha
David Scatena
Catherine Weber
Anthony Spencer
Shaheen Sayani
Brandon Walls
Erin Killean
Frank Merle
Chris Howard
Conor McMillan
Bette Jo Babcock
Brian Meredith
Nicole Sandoval
Brandon Haynes
Lynn A Stone
Brian Cole
Sherilyn Lee
Jackie Diener
Lloyd Ford
Vu Tran
Kevin Taber
Edward Kim
Robin Blackburn
Mitchell Garcia
Shant Mardirosian
Michael Ostrander
Matthew Matiko
Stephanie Ramirez
Patrick Parton
Timothy Johnson
Eric Juarez
Gabrielle Das

Jessica Lopez
Stephanie Paschal
Brad Evans
Debra Treviño
Chryste Carlson
Trevor Antczak
Deanna Hoffmann
Lory Torres
Sean Edward FitzGerald
Joan M Taylor Norman
Marilynn Stratton
Darren Merlin
Ruby Bostwick
Star Picucci
Stephen Shaffer
Joshua Flaum
Joyce Chao
Jonathan Regier
John K Tripp
Jackie Nith Ishibashi
Doug Lorenzen
Danny Alan
Julia Kathryn
Sommer Kätzchen
Michael Boggan
Bridgette Camacho
Adam David
John Nunn
Kirk Priess
Rick Montano
Darlene Hill
Kevin Mendonca
Sam Knash Green
Terrance Cohen
Ron Davis
Aaron Proctor
Jeremy Ungar
Dominic Laureano
Henry Hakimian
Gerardo Garcia
Kevin Jackson
Jesse Collier
Avi Solomon
Susan Ginsberg
Ezra Chobaz
Ryan Patrick Quinn
Matt Nugent
Chris Nicholls
Nicholas Yoo
Ben Ross
Piro P
Eric Bertch
Junie Carattini
Steven Draper
Daniel Hernandez
Regina Meyer
Brian Hardy
Ben Raymond
Shannon Reilly
Erik O'neil Aguilar
David Stewart
Tammy Harper
Joshua A Wessels
Michael Bellavia
Jennifer Kurek
Vernon Jenkins
Bryan Lugert
Jake Buchheit
Randy DeMayo
Tim Grant
Jeremy Lawrence
Lauren Judelson
Chris Heaton
Condra Trader-Jones
Mitesh Hayayi
James L Monge
Maggie Stroupe
Jessica Baker
Donna Neal
Susan Arnold
Larry Miles
Steve Evans
Andy Castillo-Porres
Victoria Harris
Aaron G Matthews
Tony T
Danny Dangoor
Nicole G
Christopher William Tho...
Eric & Natta 2018
Ellen Reidy
Nicole Alvarez
Sophie Brabenec
Adam Hand
Carrie Murphy
Jo Ann Maude
Derrick Schutz
Ana Havlland
Anthony Sager
Daniel Beyer
Jacob Beverage
Lisa Waltz
Michael Garrow
Jessica Waldrop
Paul Fiore
Ben Schwab
Justin Nelson
Daniella Sassman
Nick Lanzo
Rusty Selmont
Wesley Schultz
Guy Guidry
David Donohue
James Hayden
Samantha Cvetkovski
Greg Hammond
Ben Nichols
Dan Wight
Colleen Tulley
Charles Lee
Daniel Kim
Jaime Bondoc
Ed Vides
William Yocham
Eric Costello
Alexis Reber
Kate Stowell
Jessy Lozano
Roy Liao
Jake Frankenfield
Martin Wong
Larry Price
Chester Brandes
Kevin Carney
Lex French
David Ramey
Jeffrey Miller
Alan H Nitikman
Michael Banducci
Pat Chiasson
Melasha Hnatyshak
David J Gannon
Douglas Figueroa
Anna Polin
Ryan A Trupin
Alejandro Alvarez
Taylor Cummings
Fernando Chien
Duncan Stanley
Dana Law
Melissa Terry
Yunji Noh
Amanda White
Samuel Tonneslan
Allison Crandall
Jess Jones-Gauslá
Enrique Ortiz
Heather Selple
Charles Branz
Jesus Fonseca
Kelly Nine
Gustavo Hernandez
Brian Smith
Donald Haas
Crystal Gehr
Mark Johns
Benjamin Ross
Jeany Pfaff
Ryan Davis
Robert Paul Meier
Lisa Fancher
Adrian Willcox
Joel Tokunaga
Kathleen A CANHAM
Owen Shribman
Helen Phung
Brad Budde
Kevin Huang
Mark Pennington
Stephen Channell
John Hreno
Brent Geris
Richard Staebler
Lucas Flick
Michael Yuan
Sharon Kay Jamerson
Brett Kushner
Viet Hoang
Phil Huynh
Kellie Smith
Shannon Barondeau
Joseph Kirchoff
Mike Quain
Melanie Gamgene
Mike Gentile
Nickolas Colbert

Sue Kane
Kendrick Boyd
Nelson Nathan
Eduardo Ornelas
Charlie Gallegos
Chad Rodgers
Scott Farber
Kevin Powell
Nathan Spector
Patricia Dunmire
M Lebeau
Isaac Quezada Lopez
Michelle Bicera
Karpathia Herzbrun
Nathan Brummel
Joshua Russak
David McKay
Stephen D Butler
Starrett Berry
Theodore Will
Luanne Marek
Nick Tucker
Gordon Gregg
Daniel Weidlein
Jd Williams
Zachary Wilson
Megan Wallace
Angelo Evangelatos
Karen Fan
Avneesh Singh Saluja
Robert Hill
Laura Lampley
Kentaro Nishimura
Yaebin Kay Bernal
Allison Faith Sulock
Omar Mendez
Adrien Boeckeler
Stephanie Guadron
Laura Mandile Area
Kevin Drew
Arni Lehto
Charlie Haddaway
Rachel Cheong
Joseph An
Wilson Aurbach
Josh Kelly
Avery Rawls
David B Mittelman
Matthew Sharp
Steven Mittelman
Wynn Sanders
Khan Akmal
Joyce E DIBBLE
Brandon Hirata
Scott Palka
Rubi Medrano
Ron Punzalan
James Miller
John Decker
Andrew Peters
Java Meyer
Alex Wolff
Tommy Oceanak
Justin Pease
Lynna Chevez
Wayne Bartlett
Nicholas Robert Watkins
Andy Wolsiffer
Sergio Salazar
Miles McDude
Tom Zimmer
Robert James Webber
Jacqueline Leonard
Dianna Morikawa
Rohan Thakker
Jim Connor
Starling Henry
Tisha Marie Cardoza
Sam Luu
Megan Hall
John Alzate
Brian Tolman
Crystal Arredondo
Michael&Heather Jordan
Christina D
Michael Hale
Ryan Bailey
David Pasalo
Misty Lee
Grant Gunderson
Andrew J. Dunbar
Steven Farr
Aimee Sones
Will Miers
Jeff Michael
Aimee H
Dan Harrington
Gevonte Brown
Chris Martin
Chris Johnson
Dawn Radue
Magna Sundstrom
Greg Diaz
Tiffany Brain
Randy Hample
Andres Araque
Allison Gordon
Kathy Kinder
Fabrizio Ramella
Anthony Spinelli
Shell Stachowicz
Nevious Osborne
Christopher Vernon
Jt Crenshaw
Katrina Bitner
Melissa Kreuter
James Griffith
Jenny Wong
Bill Zanetti
Angie Edenloff
Mandy Johnson
Robin McCormack
William Arzate
Rodney Ishihara
Joel Accorsi
Vid Zubic
L Banda
5 Minutes With Felix
Josh Hodas
Jacob Pepper
Beau Ray
Justin Barnes
Mats Andersson
Nicholas Hoskins
Ryan Anthony
Eric Durham
Eric Thorne
Ashley Nash
Matthew Gaborcik
Corey Kownacki
George Thomas Jenkins
Jose BARREIRO
Breonna Walker
Jeffrey Bohrer
Kané Imai
Julie Henderson
Jason Willig
Megan Campbell
Heather Garcia
Jaclyn Cannon
Valerie Valdez
Monica Kincade
Michelle Navarro
Siddharth Sawkar
Dru Nguyen
Shuly Hirsch OF
Lisa Clauson
Michael Mutuc
Holly Rose
Collin Brown
Ari Felczer
Terrence Allotta
Thinh Le
Vivek Basalingappa Hung...
Kathy Schoeppner
Rose Marie Campbell
Colin Weber
Benjamin M Rozema
Thomas A Thomas
Gregory Baine
Jodi Pantuck
Karen Howard
David Gusmini
Kevin Frand
Jerrold Rhee
Weiyi Tan
Elizabeth Wong
Lucas Zalentz
Alison Bjorkedal
Carlos Montes
Audrey Wood
Jane Epstein
Nathaniel Grady-Reitan
Umit Aslan
Sheri Bluebond
Sandra Barkley
Steven Wiley
Michael R Henderson
Jeffrey Bornstein
Anthony Occhipinti
Tim Bryant
Robert Cooper
Sean Mabry
Erin Dooney
John Allee
Alexis Charos

Rasheedah Bush
Amanda Buttrum
Mark Dalmeier
Dexter Horthy
Chris Shaheen
Kevin Ligon
Patrick Abbott
Steven Bui
Isis Okowita
Vanessa Guerrero
Hiram Wong
Juan Escobedo
Christopher Noebels
Tanya Lansing
George Leontiev
Aaron Thompson
Josh Kennedy
Dave Hirzel
Justin Piccari
Wendy L. Newell
Amanda Deibert Staggs
William Lodin
Sean Osborn
Ryan Burton
Chris Partida
Jared Rosenthal
Andy Nguyen
William Allen
Karla V Gonzalez
Jorge Maldonado
Alexander Enriquez
Michael Price
Wyatt Kozinski
Kyle McDonald
Bridgett Colyer Hull
Hilary Lentini
Daniel Hiorns
Aubrey Mozino
Ben Benesh
Ken Layman
Kevin Boutte
Amy Tibbs Snyder
Jonathan Brunasso
Brian Sang Han
David Wasserman
Christine Cover Ferro
Sean Petridis
Brandon Bocianski
Jo Vaughn
Bunyan Tom
Chris Jones
John David Whalen
Craig Mayo
Matt Stauffer
David Rogers
Daniel Keywan Hollister
Chris Allen
Alex Cardelven
Aaron Batson
Jason Merrell
Finn Schall
Garrett Greiwe
Pascale Nyby
Chris Mylrea
Matthew Smith
Brodly Hurh
Dave Thornberry
Dawn Sebock
Jeff Russo
Ryan Amaya
Nina Nguyen
Mike Matyasic
Aaron Janus
Justin Gary
Eric Kawalsky
Nate Weber
Cherry G
Melody Wen
Kim Kellerman
Genaro Gonzalez
Clelia El Adl Clemens
Conor Friedersdorf
Simon Ko
Paige Wilkinson
Steven Godecki
Blak Safire
Vic Pizzino
Joe Janes
Frank Holt
Domingo Rosa
Sean Slattery
Kyle Ferrier
Spencer DeVos
Cindy Lusk
Roberto Arias
Kurt Piland
Janice Yiu
Keenan Ruzga
Mike Holt
Libby Reiser
Mona Taylor
Stephanie Miller
Robyn Harper
Kanani Alapa
Peter Hagg
John DeMello
Liz Javier
Matt Sampson
Braulio Reyes
Matthew Shaffer
Jeremy Cook
Noel Leckemby
Steve Shaffer
Michael Romero
Alex Bell
Shancy Leeanne
Adrian Beaumont
Ian Lindsay
Hannah McDermitt
David Biggerstaff
Elizabeth Hoh
Raine Wolf
Peter Momjian
Mark Teska
Anna Hawkins
Jesika McEvoy
Sue P
Eric Palma
Andreas Hoeschle
Lyndsey Kier
Christine Tran
Kevin Marsh
Amber Funk
William Dupree
Thomas Foster
Andrew Bianchi
Malcolm Coronel
Christopher Vestin
Brennan Monro
Joel GOSSMAN
Jonathan JACOBY
Elizabeth Hudson
Kerstin Barr
Mary Ann Anderson
Justin Keenen
Harris Chen
James Griffin
Brian Isham
Cara Blackwell
Shaun Snow
Aaron Coons
Jessica Blue
Johnny Phong
Layla Habahben
Ryan Carley
Alexandria Eshenbrenner
Dan Tokarz
Christopher Tung
Jodi Hnatyshak
Julie Kochinski
Kyle Marsh
David Costello
Tod Mesirow
James Madison
Jeffrey Konyu
Amanda Flagg-Nuno
Wendolyn A Ince
Mikel Padilla
Erin Kinne
Neal OKU
Dorian Frankel
Bruce Sutherland
Jennifer Pietrzak Carlson
Lee Ann Jaeger
Roxanne Braithwaite
Amanda Kasahara
Cristina Hasigan
Ryan Kopycienski
Molly Quinlan
Keith Simonsen
Ian And Kathleen Macdon...
Crystal Golczak
Emily Walls
Henrik Helgesen
Jason Bryan
Rich Ozminkowski
Jennifer Min
Truman Alfaro
Chad Russo
Juanita Singleton
Marcos Pinares
Carl Ekdahl
Carl Davidson
Kalynn Morano
Drew Curtis
Carl D Driggers

Jeffrey Hedtke
Luke Buenaventura
Roman Mokrenko
Monique Copeland
Peter Piazza
Peter Amara
Johanna Diaz
Brad Jacobs
Brian Newman
Jim Macier
Kevin Harville
Jared Nassaney
Lisa Chavez Barton
Adele Christine Fiorendo
Alyssa Concha
Nick Hughes
Marc Leufroy
Chadillac Jordan
Eric Bloomer
Patrice Wright
Thanya Mercado
Matthew Giblin
Patrick Lee
Philip Cruz
Kimberly Elliff Williams
Amanda Burton
Annie W. Tong
Katherine Fillare
Robert Johnson
Shannon West
Spenser Naor
Anna Schaerf
Randy Vinneau
Kris Carroll
Brenda Baldizon
Armando Santiago
Stephanie Schwartz
Dan Palodichuk
Aaron Sumsky
Ruvin Spivak
Eric Keitel
Sara J. Asad
David Ambrose
Jim Wyatt
Lauren Schultz
John Niebuhr
Ernest Shmidt
Marc Wolloff
Keith Guerin
Sam Nackman
Matthew Janssen
Mike Vendel
Tish Roman
Richie Aquino
Dena Cornejo
Mihailo Mili
Heather Appell
Michelle Cacho Ruiz
Steph Monroe
Tatiana Parisi
John Sawyer
Chuck Matsler
Victor Valle
Daniella Simmons
Dj Salisbury
Mike Davidson
L.M. Staton
Chip Connor
Clifford Lubin
Josh Levy
Mia Angela Rogonese
Joey Hayes
Leslie Johnson
Tyler Wallace
Raymond Wong
Ana Grace
Patti Ronge
Victoria Chenoweth
Andy Morrish
Michael Hankin
Andrea Lipton
Scott Bougie
Daniel Kimbrough
Francis Stollings
Jimmy Illujan
Betty Fleming
Madison Bateman
Ann Choe
Jose Velasquez
Sara Messall
Gena Miceli
Matthew Charles
Michael Sperati
Richard Zbeda
Ray O
Martin Mora
Aaron C.R. Pepper
Amy Savage
Jeffrey Baldinger
Cc Earthly
Matt Leamy
Julia Rizkallah
James Macias
Andrew Belous
Somer Shaw
Ryan Fish
Mikaela Randolph
Daniel Becerra
Derek Lettman
Reepak Lal
Woodrow Gilreath
Branimir Kvartuc
M Wildes
Nicholas Reczynski
Jake Dubenetzky
Inti Chabert
David Holechek
Brant Duncan
Ryan Schweitzer
Jeremy Alvarez
Vincent Scheerer
Steven Tavernia
Alexander Cote
Tripp Ferrer
Daniel Mitchell
Lizzy Newsome
Dan Vado
Robert Krebs
Shamal Sawant
Spencer Cary
Jennifer Portillo
Matthew Majcher
Temma Hankin
Sergey Kohn
Samantha Chen
Christopher Hansen
Prasad Matti Rao
Candice Smart
Brett Bouley
Nathaniel Magilnick
Leslie Rahak
Christopher E Robertson
Duke Raley
Nicole McTeer
Angelique Barnum
Christopher Carver
Galen Herbst De Cortina
Jamie Williams
David & Lindsey Share
Nedda Amini
Bryan Bitzer
Karen Corcuera
Angela Lin
Otto Von Stroheim
Justin Clavell
Paul Thies
Kristofer Luu
Lindsay Good
Linda Keyes
Stephanie Keider
Randall Ray Jones
Alicia Schleuse
Christopher Tonick
Ashley Hsieh
Andrew Ritter
Alicia I Yaffe
Robert Bitting
Nathan Orloff
Robert Boutelle
Nh Khuu
Matthew Arlotta
William Ronald Dell Hill
David Matthew Olvera
Justin Frye
David Atkins
Chelsea Shelby
Karl Wilkinson III
Kirsten Oglesby
Brian Mc Cauley Johnson
Joanna Lewis
Adam Epstein
Valerie Sindal
Jonathan Ickler
Michael Yanovich
Ed Stanfield
Kimberly Stanfield
Matthew Kimmel
Matt Cynaumon
Kelly Miller
Daniel E Wong
Maureen Abdelsayed
Lydia Vannarattanarat
Mitchell Walrath
Russell Cohen Hoffing
Stuart Anderson
David Frankowski

Jason Bramham
Jen Brown
Char Trujillo
Scott Paul Guilfoyle
David Lei Brandt
Francisco Landin
Kristina Kindred
Geoff Koboldt
J Nicholas
Anthony Court
Erin Wilfong
Jeannie Kozinski
Elliot Davis
Ben McGraw
Samantha R LaDue
Pet Pics ByChristine
Robert Anaya
Norman Lim
Max Le Merle
Nicole Carter
Angela Landis
Stephanie Stockton
Jennifer Malins
Travis Corkery
Barry Cleary
Rob Arnett
Caroline Young
Matt Reynolds
Todd A Barneck
Cheryl Deroczy
Stanislav Sinitsyn
Natheniel Travis Roberts
Rick Lupert
Michael Rann
Mike Korpi
Lee Sacks
Ted Neher
John Davison
Peter Vasilion
Gretchen Crookes
David Pursley
Christopher Frederick
Josh Forbes
Christy Meza Adams
George Bondarev
Gail Reilly
Ting Yeh
Molly Shock
Brian Barnes
Page Hudson
Thomas Nelikkattil
Rick Rothschild
Bill Ishimoto
Anthony Bentancourt
Elizabeth Belser
Melody Brydson Lombardo
Morgan MacDouglas
Melissa Engelhard
Gabriel Preston
Ryan Richardson
Amy Long
Ben Lewis
Michelle Mendoza
Steven Brown
Vickie Billingham
Jeff Clary
Douglas Dunbar
Omar Tutakhil
Omar Hanson
Julie Kronenberger
Lukas N. P. Egger
Jason Vogler
Anthony Andrade
Benjamin Paine
Ken Schwartz
David Volturo
Garry Schettini
Mark Whitworth
Josh Wentlandt
Caroline Tsan
Rebecca Leib
Tina Rakauskas
Wayne Lewis
Sheri Beverage
Jocelyn Wagnon
Fred Miller
Jason G
Tim Tsuruda
Brett Spiegel
Natalie Contreras
Bradley Hodges
Joey Bigio
Kara George
Sara J
Jonathan And Stacie Sch...
Sara Hlebain
Daniel Thompson
Edward Niepoth
Jandjr Happy
Nazanin Minaian
Nina Ferretti
Mike Scheer
Chase Behl
Shante Delooche
Tony Bonaccorso
Adam Guenther
Travis Riner
Eric Finley
David Pippenger
T P
Erika Rodriguez
Olivia Alvarez
Ante Kvartuc
Michael Hedrick
Lauren Garcia
Styx Beer Guy
Alex Bradley
Donna Manalo
Jawaan Wallace
Hayley Perkins
Raymond Garcia
Cherilyn Olguin
Marcus Gee
Melissa Guerrero
L Td
Marshall Christo Tipton
Chad Irick
Joseph Vasquez
Logan Bordeau
Armando Castro
Brittany Savage
James Stewart
George Y Rodriguez
Ryan Vance Brinkerhoff
Andrew Kellogg
Courtney Knapp
Stephen Andrew Hearn
Edmund Cheung
Gabriel Leis
Josiah Olds
Keith Johnson
Michael Wiener
Michael Day
Randall Lieberman
Rochelle Haga
Scott Brenner
Don Vo
Carlos Campos
Cate Adams
Katherine Kha
Jonathan Wiseman
Christopher Mash
Robert Behrmann
Aaron C Doran
Mary Ellen P
Tracey Colvin
Omar Kanawi
Jeanette Rosales
Michael Porter
Navil Delgado
Jason Raimondi
Nathan R Wilson
Eric Herman
Dale Schmidt
John Kim
Isabel Reyes
Vincent E Gormally
Daniel Colman
Gloria Boggs
Steven Urenda
Vasil Stojanov
William Herbert
Devin Sanguansukdikosol
Stayton Shaw
Joseph Frataccia
Andrew Rassol
Wendy Powers
Lee ODonovan
Will Goodman
Lynne Mazzarella
Nick Chu
Vanessa Leon
Lynn Hobson
David Bauer
Zuri Jackson
Russell Isler
Juan Sandoval
Leland Pitter
Eddie Ramos
Mark Greenbaum
Casey ROBINSON
Eric Adams
Teresa Hsu
Andrew Degner
Mike Kuhrt
Bruce Penner

Jimmy Sionina
Mary Sosa
Don Wilson
Reuben E Contreras
Cynthia Crowe
Heidi Hancox
Maria Alvarez
Hunter Stack
Scott Dillin
Sheryl Turner
Danielle Legatt
Paul Tenerelli
Jim Rea
Aaron Fairbanks
Jacqueline Pulido
Jeremy Cash Dollar
Jake Kooker
Tim Peel
Heather Turner
Brendan O'Connor
Lee Andrews
Ld Graham T. Richardson
Brian Bartelt
Jenna Michelle
Noah Bartel
Nicole M. McClain
David Creel
Paul Leider
Noah Hall
Michael Schier
Eleanora Allen
Kevin Blickfeldt
Adam Joseph
Amy Loel Phelan
Luis Garcia
Adele Han Li
Eric Leja
Mthunzi Ramphele
Nicholas Pettit
Juniper Ekman Greenstein
Amanda Dickou
Justin Frederick
Jeff Jensen
Sunena Sabharwal
Iain Nevill
Beau Guinyard
Hortense Lingjaerde
Sean Matthew Leary
Matthieu Jacquier
Star Marcus
Evan Thomas
Oluseson Daniels
Coleman Sensei
Mitch Rotter
Shahram Shariati
Shawn Peacher
Leah Zamir
David Barnett
Nick Sideris
Jacob Andrew Clifton
John M Kramp
Dorie Beacham
Brendon McNelly
Mike Ratliff
Josh Kravitz
Shawn Allen
Mark A Fleishman
Brian Rondolo
Eduardo Zepeda
Jasen Reed
Christine Kim
Tim Goldsmith
Edward Sethness
Trish Lynn
Maya Fulcher
Kegan Inman
John Cooegas
Ridley Hernandez
Reed Shingledecker
Rosa Garcia
Marie Ishikawa
Maren Gamboa
Sarah Jane Santiago
Joshua Bradley
Victoria Lukasik-Wood
Dan Brady
Anthony Lawson
Amber Croteau [Williams,...
Delaney Warren
Kim Grace
Calvin Cheng
Ernest Shmidt
Jennifer Portillo
Jeremy Fetty
Brad Gordon
Zac Cottingham
Iralys Enid Buttrum
Jennifer Emmerson
Eric Kearney
Jill Sorkin
Jen Holub
Brittany Clark
Remy Merriex
Mason Andrews
Denis Blake
Nicole Lucero
Matthew Lerner
Kayla Navarro
Andoni Elias-Nava
David Audelo, Jr.
Glenda Raon
Danielle Kamens
Chris Frye
Angel Poston
Andrew Andrew
Travis Mullins
Alan Feldman
The Ganongs
Neema Hamadani
Charley Ammerman
Shad Pulley
Gareth Morgan
Alex Velez
Kenneth Martin
Joe Rut
E. Frischhut
Kristina A
Nerissa Ngiruos
David Audelo
Shawn R Prokopec
V Gonzalez
Elise Burke
Tammy Heiner
Jodi Mikoy
John Chominsky
Adam Field
Christopher Gutek
Michael Pincher
Jodi Rogers
Harriss Ganey
David Egly
Josh Schoenwald
Michael Dowd
Dw Miller
Cynthia Phung
Michelle England
Aaron Abt
Scott Ichikawa
Peggy Farnham
Christopher Walker
Tyler Ross
Ammie Puckett
Tristan Ringenoldus
Alex Litvak
Hopper Stone
Bernard Mascarenas
Eric McGaw
John Cacioppo
Lawrence Csutora
Kyle Kownacki
Emerson Dibley
Norman B. Davis
Shannon Lee West
Marie Houle
Steven Bevacqua
Bruce Amrhein
Amy Ratcliffe
Mariana Uribe
Melissa Ng
Michelle Nailor Octave
Michael Sanderson
Margaret Rose
Kirk Jaastad
Michael Yeack
Luis Valencia
Amber Palma
Joshua Madera
Sloane Grace
Jody J Franzen
Terry Nurenberg
Helen Pan
David Lee Waterman
Kyol Moody
Benjamin Brannon
Danika Sanchez
David McKimmie
Aaron Elijah Cass
Michael Yep
Melanie Nelson
Uriel Matus Jr
Greg Kaczynski
John D Kin
Hayley Baxendale-Kasap
Aaron Parra
Joseph CARONA
Dontcher Bramlett

Juan Sotelo
Alex Scott
Scott G Juhl
Dominic Trey Jimenez
James Charles Hill
Andrew Corbett
Ronald Almojuela
Nicole Marie DesForges
Ryan Horan
Lira Kellerman
Leon Chang
Karen Curd
Eugene Jannece
Mor Wetzler
Sean Ashby
Eve Woollett
Stephen Taylor
Wesley Yang
Kevin Marcellus
Nicole Cook
Clarissa Avendano
Lauren Royal-Gordon
Savannah Ackerman
Joel Danto
Lauren Decker
Angela Lister
Joanna Rau
Cole Duran Benton
Dave Green
Mark Dodek
Brian Weber
Christopher Cody
Hugo Andrade
Brandon Rodriguez
Isaac Hernandez
Grant Culwell
Chris Cyronek
Calie Hendrickson
Bradley Buchanan
Christopher San Paolo
Michael Nielsen
Mike Yoshioka
Luke W. RODNEY
Sarah Delucchi
Joshua Ruffell
William Hunt Cacheris
Adrienne Nishina
Derrick M Fallon
Leslie Dennis
Edward Joshua Rappoport
Annie Zhujiang
Ernest L Foster II
Marissa Loshuk
Moira Walley-Beckett
Rhiannon Rachel Chand
Watts Ha
Keila Hatley
Gene Ironhill
Jacob Kroeze
David C Weaver
Ron Thibodeaux
Leonard Kong
Naader Banki
Natalie Regg
Wesley Berg
George G Jewett
Amanda Nguyen
Renee Gonzalez
Erik Conway
Diane Hake
Megan Craig
Svend Lerche
Andrea Wournell Alvarado
Colleen McCullough
Jeannette Innocenzi
Jeff Cheung
Linda Diec
Jon Nakao
George Smith
Kimberly N Harrison
Maria S Garcia
Matthew Puzio
Emily Kay Maldonado
Spencer Berry
Elizabeth Roberts
Grant Galli
Ken Royal
Michael Clarke
Darryl Fox
Matthew Taras
Luke Gamez
Lora Hall
Laura Chew
Marcos Nevarez
Nena Connelly
Matt Harrington
Bevan C Bennett
Elise Jackson
Andy Carey
Aliyah Silverstein
Steven Parkes
Michele Lodin
Brandon Murti
Marat Shoolyansky
Rod Miller
Robert Sichko
Jack Setton
Steve Chen
Ari Moses
Rand Setlich
Martin Price
Heidi Alvarado
Scott Khuu
Matthew Vis
Raymond Little
Nicholas Finn
Kevin Drew
Edward Polon
Valerie Leitholf
John Dreyer
Nathan Graeser
Justin Arthur
Vincent Carden
Stone E Frankle
Otto Rieger
Ernest Linares
Rod Baron
April Brown
Patricia Ortiz
Paul Daniells
Hak Lim
Tricia Wright
Sixto Pocasangre
Amanda Miller
Adam Barnard
Diane Jackson
Michael Lyons
Daniel Canuto
Jacquelyn Egger
John Feulner
Kevin Peterson
Romana Brody
Stephanie Hwa
Daniel Benfield
Ryan B Severy
Kern Mattei
Peter Bae
Barry Cordero
Raul Reyna
Daniel Preston
Janet M Ramirez
Monique Araya
Cary Karrer
Eric L Hansen
Ginelle D Johnson
Matt Woo
Bonnie Jo ZIEMATHIS
Kirsten Staton
Tonya Brock
Vito D'Alessandro
Gustavo Dominguez
Victoria Shepp
Brandace Martin
David Arnott
Natasha Aasadore
Andrew Crane
Mark Berron
Michael Cold
Thomas James Tobin
Jeff Gustafson
Rebecca Hayes
Jeremy Busch
Ronald DeFreitas
Eugene A RICHARDS
Jillian Figueroa
Rob Frankie
Idan Menin
Joshua Madera
Michael Bieber
Hector Quezada
Sarah Rizkallah
Meleane Gardner
Alexander Zeng
Kimberly Bettis
Douglas Thomas
Alice Garland
Robert KOZICKI
Sarahi DeJesus
Roger Ervin
Mike Padilla
Benjamin Bohorquez
Travis Krieger
Michelle Floyd
Stacy Randell
Marilyn Courtney Young
Howard Tseng

Kamila Daniels
Evan James
Thomas W Merritt Jr
Robert Grantsynn
Randi Lovett
Rachel Bieber
Michael Pastore
Adam J Smith
Sarinah Scherdorf
Jeffrey Wells
Christopher J Carlson
Christopher Lin
Charles Yi
Franklin Lavin
Stephen R Dernlan
Monica Vera
Alexandra Nalevanko
Arnav Mariwala
Steven Hopke
Nicole Balzarini
Christian Belnavis
Derek Nicholas Etman
Rahul Amin
Christopher C LEE
Allison Bellas
Nate Usiak
Terren Schacker
Kelli Penner
Jason M Tor
Kendra Eckblad
Jeffrey Mansfield
Elena Shufelt
Dax Grove
Denise Manlove
Peter Ryan
Alvaro L Ruvalcaba
Geoffrey Glidden
Wesley Jordan
Kevin Brooks
Patrick Soto
Kraig Saito
Martin Fontaine
Andrew Sanders
Paul Millet
Melissa Clark
Lisa Krouse
Lance Barnard
Kevin Oh
Matt Matich
Matthew Gonzalez
Venika Jarvis
Mario Sepulveda
Elijah Selzer
Danika Henkel
Viktor Chemelekov
Jama K Meyer
Olivier Sudre
Brandi Johnson
Austin Carter
Shaun Smith
Denise Anne Hamilton
Britany W.
Marcy Tiffany
Emily Quinn
Aimee Hostetter
Brian Clough
Sabeen Tharadra
Zac Gunnell
Jonathan White
Roderick Buycks
Sergio Gomez
Nicholas C Ekdahl
William Schwab
Merri Ronquillo
Gregory Stevens
Matthew Umles
Saul BERGER
Christian Hall
Patrick Sullivan
Joyce Chiu
Natalia Bramlett
Boyli Anderson
Adrienne Ellis
Aaron Tichenor
Paul Sweeney
Alyssa Devine
George Lofgren
Jennifer Hartman
Gabriela Nieves
José Garcia
Luz Dowd
Erica Dwerlkotte
Catherine Youell
Kenyada Himes
Callum Maxwell
Brianne Walker
Charles Kenyon
Tom Gurbach
Thomas Allen
Daisy Brown
Michael Chalfin
Matthew Oldenkamp
Marc Mittleman
Michael Campbell
Robert J. Mosley
Suchai Gumtrontip
Michael GALANOWSKY
David Martinelli
Brian Milch
Kyle Epperson
James Lang
Ryan A Winthrop
Chelsea Strunk
Vanessa Gernica
Mario Martinez
Jose Crespo
Jenniffer Woodson
Nick Bledma
Aaron Kellim
Grant Garrett
Enrique Gonzalez
Candace Kaufman
Henry Ruiz
Amira Marouf
Leslie Shapiro
Michelle Deyo
Michael Hamlin
Gary L Hill
Stephen Ortiz
Michelle Barton
Owen Finnegan
Peter Levenson
John Waterman
Ryan Self
Steven Rogers
Lillian Schwartz
Keith McGuire
Deitric Hall
Sabrina Dukhovny
Jason Milner
Yelena Figueroa
Erik J NOGUERA
Robert Stewart
Brian Wade
Matthew Brian Singer
Craig Utas
Sarah Byrd
Dj Petcharamuk
Reanne Barrette
Joseph Ulino
Kate Donayre
Stuart Schwartz
Jeff Namart
Sarah Rosenberger
Socorro Tapia Finocchio
Karen Manalili
Erich Schultz
David Simpson
Amanda Northrup
Doug Burtness
Dean Li
Josh Wiley
Joe Detrow
John H Pryor Jr
Petar Jovanovic
Drew Cirincione
Daniel Allen
Edward Kestermont
Angel Evangelista
Taylor Frost
Michael Kraemer
Christie Busch
Chris WEAKLY
Ron Motz
Hong Ning Leung
Rene Alexander Lopez
Devon Tallcott
Clint Chung
Julia Verma
Shannon Clafford
David Englin
Jason Praditbatuga
William Selyers
Lisa Fancher
Michael Rodriguez
Ralph Spickermann
Nikolai Kerry
Charlie Tsou
Daniel Trez
Marie Louise Miller
Jeff Emdee
Letricia Angel
Cassie Latshaw
Gareth Walters
Andrew Hart
Heather Newton

Samantha Marez
Kevin B. SHETTLE
Louis Possemato
Heather Jack
Linda Beam
Urzula R Glaviano
James Haruta
Michael Axeen
Dan McKeaney
Crystal Paz
Samantha Berry
Heather Anne Howell Boyle
Joseph M Lumarda
David Ly
Breann Sitarski
Diana M. Rios
Mariela Castellanos
Jane Kilkenny
Tommas Wilner
Jennifer Cormano
Châu Tong
Robert Yeomans
Nathan Boyd
Angel Stone
Tommy Bridwell
Jessica Downing
Pamela Pusateri
Ryan Firth
Eric Sue
Jose Gomez
Erik Delgadillo
Kathleen Becket
Matthew Sasaki
Suzanne Casement
Virgil DeMayo
Brent Royal-Gordon
Gregory Solomon
Lia Marroquin
Carlos Hernandez
Alex Humphrey
Scott Berry
William Znidaric
Aaron Krouse
Gary McAdam
John R. Wilschke
Luke McKenzie
Andrew Hauser
Tae Hyun Lee
Brandon Pennington
Shirley Korpi
Dean Soteropulos
Daniel Haas
Jose Arias
Michelle Skidmore
Justin Brand
Ande Parks
Dianne Noguera
Kara Johnson
Tara Terazi
James Lin
Shawna Benfield
Ryan Natividad
Ashley Pavicic
Luis Engersbach
Jayne Kum
Braden Graeber
Miguel Barrera
Erica Stambler
Tomas Arni Jonasson
Andrew Barrett-Weiss
Edward Hill Matthews III
Josh Dullat
Philip Traum
Clarissa Franklin
Scott Meslow
Edward Smith
Cecille Suzette Yu
Lee Zaro
Michael Truly
Nike Chapman
Jason Enns
Ryan La Bounty
Noell Felmly
Nicholas Godfrey
Zachary Berger
Matthew Alan Goldman
Catherine Grady
Giancarlo Recinos
Scott Puckett
Nicholas Sachs
Blake Farrow
Benjamin McGinnis
Kristin Wolven
Adrian Ibarra
Brian Stokes
Justin Macchio
Stephen Skilbred
Vincent LeVeque
Sheila Hazard
Thomas P Kurosu
Eric Wostenberg
Keith Bussell
Roshini Jaiswal
Tomas Gaigalas
Edward Loseman
Elliott Berg
John Kaye
Ryan K.
Kenneth Gerenraich
Bryan Riggs
Ronald L Wood
Andrew Meschewski
Christopher Morgan
Maxwell Heesch
Corey Cruz
Vanessa West
Shannon Tyra
Joseph Alpern
Russell Hart
James Zogala
Daniel Morgan
Jeffrey Lee Weide
Brenda Harrell
Peter Rosenberg
Dean Brown
Grayson Stone
John Sennott
Lien Nguyen
Sandy Maalouf
Kristine Kaiser
Amber Heras
Wihianna Yavorsky
Kimberly Papedis
Dale Trumbore
Phoebe Weingast
Michael Lehman
Daniel Ramon Del Rio
Matthew Brown
Andrew Nguyen
Julee Denise Mon Floyd
Sean Strait
Roxanne Ballin
Wade Graf
Brooks Marzka
Bryan C Miller
Matt Brailey
Greg Bates
Phillip Lindsey
Aram Dzhigneyan
Sid Ghosh
David Harper
Joe Wilkinson
Evin Anderson
Jeff & Madison Gurley
Dean Duryea
Dakotah Seiler
Brian Shreves
Eric Fukute
Yasmin Alvarez
Cindy Heng
Beatriz Estrada
Dixie Holland
Regina Marie Granillo
Benny F Watkins
Lauralee M Gooch
Christoph Birk
Mary Sadonsky
Kenneth M Wallis II
Richard Howe
Joy Osborn
Taylor Winters
Megan Lian
Brandon Keiter
Tim Draper
Scott Randall
Siddharth Ramanuj
Cynthia Washburn
Aaron Green
Dawn Leake
Michael Kahn
Marc Femenella
Marc Rothman
Jené Williams
Harry Richard Foss
Wesley Robinson
Michael Caldwell
Douglas Fryer
Diane Bennett
Stephen Dias
Christopher Sisneros
Charles Aukai
Stephen Spina
Jenna Garey
Irma Mejia
Amy Elizabeth Ellison
Raymond McNaughton

Stephen McGaw
Pete Fryt
Clayton Knowles
Gianpaul Ponce De Leon
Adam Haas
Wendy Lockhart
Scott D Reiten
Mark Newsome
Rebecca Seamans
Alexandra Cuadra
Richard Fowler
Wendy Sarnoff
Christopher Perkins
Kenya Rushing
Nancy Howe
Travis Helterline
Jamie Mortellaro
Kenny Vo
Brandon Makaryk
Brian WOHLBERG
Alana Worotko
Matthew Sullivan
Ruth Wentz
Mina Isaac
Jacqueline Chan
Ruby Lerner
William Zimmer
Francisco Peters
Michael Hirota
Suying Jin
Zachary Wallace
Kelly Liu
Greg Ballora
Farah Jalaie
Kevin Manage
Alex Hreiz
Maura Lemon
Lincoln Carson
Jonathan Strenczewilk
John Duke
Diego Rodrigues
Katelyn Rodgers
Brett Goering
Matthew Dughi
Adam Kestel
Laura Das
Tracy Reardon
Karl Nettmann
Brendon Greeley
Joanne Minerbi
Susan Birnberg
Laura L Gerdes
Michael Finnegan
Aaron Kime
Marina Reyes Lopez Maut...
Stephanie Tseng
Jordan Kornzweig
Suzanna Nalbandian
Patrick Albani
Howard Braham
Samantha R Sawyer
Brady Morphy
Andrew Cecola
Gabriel Gallardo
Kevin Maguire
Derek Hibbs
Sara Spring
Adrian SALINAS
Mikayla Mejia
Regina Brucato
Matthew Redfield
Pena Investments LLC
Roberto Del FRATE
Jeffrey Fawcett
William Brunnier
Jennifer Etten
Erin Okada
Tiesha Jones
Edris Rivera
Laura Young
Kristofer Ekdahl
Silas Brandon
James Colbert
Armando Santiago Cintron
Alvin Soltis
Nathaniel Harrison
John Nordquist Jr
Pusheck Teri
Rachel Klitzner
Audra Bars
Thomas K Achkio
David Arabyan
Jonathan Castillo
Tyler S Mally
Karl Ivanson
Dean Van Eimeren
Devin Daley
Arun Kapoor
Annelies Goger
Aaron Penn
Alexis Sowuleski
Leonie Reynolds
Patrick Fischer
David Hill
Abraham Livchitz
Steven EmBree
Catherine Swanson
Arun K Subramanian
Ris Fleming-Allen
Jason Rosenbaum
Kevin Pietila
Judi Laing
Scott Casey
Jason Hall
Kristen Morin
Rodolfo Urquiza
Eric Henry
Jason Mersel
Sean Fitzgerald
Oscar Lucero
Israel Arrieta
Troy Heard
Sheree Wynn
Kelly Hering
Joe Pearson II
Michael Romeo
Christopher Poquiz
Thalassa Tam
Kenneth Barnard
Jenifer A Warnhoff
Jodi Solbrig
Joanne Johnson
Howard Gordon
Nicolas Christoph John
Natasha Williams
James Manning
Maria Larios
Linda Pollard
Richard Lindwall Jr
Kyle Haley
Paul MOSLEY
Michael Gold
Melissa Joel Overton
Mika Watanabe
Robert Cook
Chris Paschall
Charles Bradley Sparks
Alex Herron
Sebastian Gladney
Lucas Hausrath
Joyce Setsuda
Lyndsay Hobdey
Melody A. Meyers
Erica Ng
Heather Robinson
David Drake
Ian Schultz
William Conklin
Nancy Kubski
Matthew Costello
Brian Cahill
Patricia M. Sikes
Delphia McCarty
Justin Glesson
Bruce Whyte
Matthew Barnette
Fred Austin
Nicole Smith
Kristan Watson
Nathan Monney
Katy Lord Nguyen
John Searight
Sandra Pavleska
Nathan Rogers-Madsen
Adrian Pirraglia
Pascal Schlumpf
Brendan Docherty
Nathaniel Miller
David Weissman
Cherie Wescott
Thomas Bergman
Aliza Luft
Todd Morgan
Elizabeth Yeung
Madison Cromwell
Li Hsu
Ticha Buranasombati
Natasa Christodoulidou
Casey Velvick
Brandon Charles Pou
Joseph Eubank
Desiree Raven
Pablo Padilla
Karina Gedgaudas
Daumier J Maldonado Cruz
Charles Weatherall

Ellene Gil
Mark Walker
Tara Sands Schachtel
Henry Frechette
Robert Planakis
Bill Fiala
Dan Au
Josh Anon
Morgan Erickson Joeck
Madison Obery
Chris Brunasso
John Chodera
Nicholas D Earl
Kevin Huey
Rebecca Holmes
Sara Mrasek
Nathaniel Lavin
Christie Hauck
Scott Pappas
Joel Ramirez
Anne Kathryn Parma
Adi Reich
Damien Hines
Matthew Butt
John Sifling
Merek Chang
Sevag Nalbantian
Ryan Minnicar
Tracy Lee Dietz
Evan Sheldon
Zachary Salazar
Scott Andrews
Candice Mayes
Jennifer Kelsey
Matthew Lenda
Marcus Burns
Margi Eckes
Trevor Francis
Kevin Kauffman
Roxanne LaMar
Alexa Hale
Eamon Ford
Travis Galli
Mher Chilyan
Tyler McLean
Ruben Reynoso
Jocelyn McCanles
Brady Collins
Bradley Jacoby
Christopher Mabil
Jason Blais
Joel Youkhanna
Stella Plato
Austin Nickens
Blaire Constantinou
Michael Schaffer
Joshua Brown
Karla Gomez
Brandy Leigh Scott
Julia Pyzik
Lily Daker
Michael Beliveau
Odette Overton
David Thurmond
Yale Kozinski
Stephen Swift
Linda Majors
Mary Snow
Rosanna Lopez
Danielle Gibson
Adam Davis
Lee Tu
Ronald Green
Amber Whittington
Kirsten Anderson
David Brighton
Michael Seibert
Eduardo Salas
David Long
Victor Ramirez
Richard Carlton Davis
Terri & Tom Coleman
Travis Austin
Lorenzo CABRERA
Van D. Chiu
Nicholas Cassidy-Larsen
Quynh Nguyen
Pamela Elliott
Aaron Schaefer
Tiffany Stith
Boris Kahn And Ludmila ...
Scott Steepleton
David Huda
Robert Olsen
Tessa Norton
Daniel Frias
Jeannette Viveros
Aaron Bodie
Kimberly Sperka
Micheal King
Joseph Sherbanee
Joseph Warchol
Todd Leykamp
Richard J Patrissi
Joseph P Crotty
Cory Doctorow
Lisa L Hendricks
Ewan Oughton
Jacob Boje
John Mersch IV
Jessica Pharar
Richard Vu
Shannon Brown
Joseph Shannis
Mark Fankle
Arthur Villa Jr
Sherida Warner
Asuzena Velez
Patrick Schaller
Roger Mawer
Joseph Krieger
Jessica McGuire
Jordan Wienzveg
Kristin Mc Kee Osbourne
Anthony Fischkelta
Tigh Pesicka
Janie Williams
Kenneth Rotter
Jonathan Kluz
Julianne Daniells
Riley Horstmann
Derik Strattan
Leslie Baker
Daniel Wong
Raymond McDaniel-Ruiz
Shane Towne
Penny M Johannesen
Chris Jones
Sergio Almendariz
Phi Tran
Courtney Cook
Akiko A MORISON
Benjamin Craig Davne
Justin B Ward
Alex King
David Alejandro Canseco
Dave Smith
Xochilt Perez
William Bielinski
Roger Devenyns
Yeongeon Suzie Oh
Craig Duffy
Jesse Olson
Robert Sera
Shelley Otto
Michelle Wong
Joel Rosenfeld
Luan Dam
Robert Ottolini
Daniel Padilla
Richard Amadori
Sahar Milani
Cat Slater
Joshua Hickman
Patrick Allison
Quang R Tran
Erika Larsen
Mark M Skidmore
Jesse Deol
Andrew Lee Rutherford
Nate Busch
Dulce Roberts
Paula Jane Lambdin
Yuri Lowenthal
James McCall
Elena Helvajian
James Steven Waller
Melvin Dea
Jessica Bartoshewski
Megan Trevino
Patrick Stenberg
Benjamin C Slavens
Richard TRAN
Susan Coulter
Katrina Cortez
Kit Chau
Mark Bueing
Kevin Sullivan
Joseph DiBenedetto
Brandon Ward
Melissa Manousos
James Ludwig
Lanae Faciane
Amanda Alfieri
Caitlin O'Neill
Raymond Su

Quyen Ly
Cassandra Roberts
Donald Albertson
Jared Pettinato
Brittany Tucker
Danielle Chanes
Nils Diedrich Jansson
Shreya Nigam
Nichole Hibbard
Paula Hart
Mayurie Chengsakri
Tula Nieva
Jonathon Strah
Rebecca Phillips
Jeremy Lambert
Christopher Hughes
Jonathan Rosenberg
Jacob Keating
Allen D Norvick
James Crocker
Rachel Kitzmann
Kurtis R Hollar
Darrell Hawkins
Jeremy Soule
Matthew Rubin
Sam Vieira
Daniel Freeman
Stephen Wolnisty
John Hoglund
Jeff Buccellato
Remington Lee
Sabrina Altamirano
David Miller
Doug VanDyck
Robert Love
Lara Roberts
Christopher Jermal
Owen G. Simmons
Doug Hurley
Sebastian Bueno
Jake Morrison
Oscar Victoria
Collin Ayers
Kellie Natham
Cheryl Swartz
Robert Dulys
Melinda Ann Smith
Joshua Weiss
Tabitha Grindle
William Patton
Kris Brix
Stephen Lortz
Will Parris
Monikka Blakes
Steve Milanovic
Nicholas Greco
Guido Galli
Randi Boord
Odette Overton
Brian Michael Schwalbe
Kambiz Akhavan
Don Nguyen
Ricky Santana
Gregg Fuller
Andrew McNulty
Chris Mowat
Bruce Schroffel
Robert Wilt
Terry Tsang
Joshua EmBree
Christopher Nilsen
Gregory Havlena
Ryan Murphy
Chuck Rieger
Vincent Werner
Deborah Nelson
Gareth Thompson
Nora Pedersen
Paul Fisher
Emily Dow
Christopher Wellington
Levik Mansourian
Charbel Adaimy
Jeannette Maya Romo
Celine Chiu
Julie Nily
Raymond Little
Jeffrey David Picarello
Nicholas Brown
Erich Rettermayer
Bryce Dowd
Alan Gray
Kimberly Arnesen
Michael Williams
Jared Gilstrap
Ashley Hastings
Foster Driver
Michael Seto
Aldrich Manlutac
Da Nae Martinez
Arup Chakrabarti
Chris Wessels
Alex Kozinski
Philip Mo
Richard Bjelland
Vyas Dake
Peera Billings
Alan R Davis II
Julienne Nunn
Ly H Yam
Krystina Snyder
Maeve McArdle
David Drevno
Rachel Pepper
Lisa Geoppo
Jon Boyd Roper
Zachary Peeples
Gavin Abercrombie
Richard Candib
Anna Marie Tefera
Lon D Gowan
Yvonne Cooper
Zack Smith
Thomas Stank
Thomas Allan Masters
Makala Reha
John Gregory
Travis Howe
Preston Boebel
Paul Chaffee
Carlos Antonio Toro Torres
Ricardo Contreras
Ashley Taylor
Karrie Mcdonough
David Barnett
Christopher Knickerbocker
Adam Pohl
Marcel Daniels
Ben Cosgrave
Dennis James
Ashley Vasquez
Sarah Matsui Von Guetzow
Christina Ortega
John Russell Felker
Michael McKinley
Aaron Ayyob
David Lieberman
Joshua M Steenburgh
Todd Havens
Robb Roetman
Angelique Blair
Dante D'Alessandro
Sandra Lussier
Jennifer Kelly
Henry Wolfinger
Brent Matsunaga
Joe Reinbold
Stefanie Owczarczak
Paul Hletko
Mick Cheshire
Greg Murray
Angela Davis
Todd Hedrick
Douglas Storm
Francis MARQUEZ
Samantha Turner
Robert Maloney
Ron Artigues
Michael Bohorquez
Alex Caputo
Jonathan Pedigo
Allie Hu
Robin Harnish
Son Vo
Mallory L Carey
Michael Bucher
Karen Sheeler
Francis Reifendifer
Matthew Leonard
Chris Ozols
Cameron Crisostomo
Catherine Kim
Hunter Isham
Andrew Allen
Victoria A Mendoza
Marla Hollenquest
Misael Hernandez
Aloyce Rachal
Vito Rocco
Felicia Parsons
Carlton Nguyen
Helen Cho
Lynne Forencich
Kate Kremoely
James Vernon
Leanne Loombe

Thien Vo
Christopher Obery
Patrick Seitz
Steven Bramlett
Darren McGuire
Kelin Tang
Kenneth Slosson
Melissa Velasco
Amy Brunell
Ben Simon
Katie Franzeo
Nelson Nieva
Aaron Contreras
Justin Arndt
Skyelar MacEachern
Kevin Zanit
Millie Shroff
Rahul Khopkar
Jeff Leach
Stephen Sandoval
Stephen Rosolio
Scott Toohey
Nicholas Rusk
Alexander Olson
Matthew Detisch
Sarah Bourgeois
Ivo Janssen
Aaron Chavarria
Ryan Cooper
Travis Bush
Joseph Ivankay
Roberto Torres
Kaleen Ogden
Anne Sokolich
Clayton Kozinski
Ross Kaylor
Ryan Altschuler
Lindsey Traub
Dona Le
Kelli Stratton
Curtis Natham
Mike Schroffel
Cassandra Thompson
Christian Olsen
Scarlett Nye
Albert Portillo
Alexander Terreri
John Van Ert
Danny Rapaport
Stanley D Wells
Sarah Jochum
Victor Diaz
Gloria Choi
Elizabeth Polans
David J Wareham
Stephanie Whitlock-Luckey
Christopher P Ironhill
Maxwell Vivian
Taylor Moran
Zlata Zukanovic
Jordan Brooker
Galen Dattilio
Christi Garriott
Linh Dang
Raymond Gutierrez
Zobeida Torres
Cara Burres-Jones
Fernando Uribe
Adriana Destiny Lopez
Katie Burbank
Mayra Reyes
Joseph Cavalier
Baxter T Holmes
Robert K Wicken
Christina D'Ambrosio
Sorya Ly
Kugan Raja Gopal
Sarah J. Hynes
John Miller
Hayden Melbourn
Nicholas Jerge
Anand Motwani
Harriet Goren
Erin Rechner
Zachary Steinert-Threlkeld
Ali Niv
Chad Dorger
Ryan Friese
Katie Shubin
Jeanette Lomboy
Kathy Le
Curtis Tucker
Breton Tillinghast
Robert Lory
Jeffrey Tabisola
Ron Macchio
Jaclene Daley
Suzanne Norr
Todd Lesko
Ram E UDWIN
Scott Forth
Karen Haruta
Taylor Matheson
Justin Norman
Man Siang Tan
David Maleh
Jeremiah Sizemore
Daniel Stiles Rich
Eric Bryan Southe II
Brennan Jackson
Brendan R Gormley
Frank McGrath
Spencer Crossland
Debra K Fleming
Stacie Wild
Robert Jones
Brandon Clark
Brandt Reiter
Laura Noriega
Jamie Mortellaro
Kyle Wilson
Rebecca Francis
Robert O'Brien
Wanna Bruce
Howen Mak
Janice Girard
James Joseph Cartwright
Kyndell Gaglio
David Brody
David Del Toro
John Cassidy
Melissa Kramer-Sarrett
Brandon Kaskawal
Canaan Castro-Hoffman
Maureen MCKIBBIN
Mason Cochran
Norman Leonard
Mark Maggi
J E
Justin Jung
Sarah Wescott
Peter Gilmour
Gregg Alan Benkendorfer
Brad William Smith
Vicki Higginson
Andrew A Monroe
Jill Molloy
Jonathan Williams
Joephy Hoang
Thomasina Muckenfuss
Alanna Ho
Scott Reed
Tyler Martin
Simone Cook
Anne Ku
Pon Sodprasert
Stuart Watson
Andrea Robinson
Gay Thiel
William Rivera
David Shapiro
Ryn Higgins
Richard Uli
Johnny Soukkhasem
Christopher Willett
Timothy Monley
Brian Olivier
T. J. Masters
Steven Fauth
Stephen Griffin
Maria Bolshakova
Bill Fletcher
Robert Perkins
Bryan Holdman
Kyle Burt
Collette Rutherford
James Baker
Layne Morgan
David Badgerow
George Cannon
Lauren Katz
Sean Hanrahan
Aaron Wolk
Joseph Escamilla
Mark Harbeke
Mark Mahoney
Charles Binder
George Youngdahl
Amy Durham
Sofia Lim
Scott Simpson
Jason Echon
Pe Kaleff
Saidah A Ekulona
Dan Neiweem
Nicholas Anglewicz

David Cooke	Steve GATT	Darrell COWAN	Christina Krebs	Matthew Gonzales	Benjamin Groff	Lauren Lendzion
Trania Looker	Robert Boonyaputthikul	Richard C Bailey	Suzanna Kim	Lisa Super	Paul Riegert	Joseph Monte
Chris Luchini	Louis SILVESTRI	Yaquanda Baker	Yau Hui	Matthew Hinkle	Robert C Lyons	Kent J Gooch Jr
Frederic Lee Francis Ham...	Isaiah Mobley	Jennifer Huynh	Jesse Calderon	Gail Burt	Taliesin Jaffe	Stacey Ziemer
Cassandra Kay Caserta	Ramon Gastelum	Adam Steel	Michael Lodien	Patrick LEE	Paul Torgersen	Adam Pack
Mark Chavarria	Gary Chambers	Priscilla Ford	Brittany Warchol	Jared Germie	Wilma Lorenzo-Germie	Elan Matlovsky
Darcy K Pollock	Yvette Powell	Randi Glunt	Grace Johnston	Nick Petersen	Matthew Fredrick	Vanessa Avila
Shawn Manriquez	Melanie Sercena	Janet Guzman	Angela Ueber	Tori Silvera Bush	John Gibson	Yamile G ORNELAS
Shawn Davis	Sally Johnson	Alberto Aguirre	Jim Castaneda	Kendall Bailey	Rob Auten	Reina Maza
Monique Evans	Raymond Fugere	Grace Randall	Timothy Joseph Bogar	Colleen L. Walters	Mark Keshishian	Jason Chan
Daniel Pouliot	Kenneth Abbott	Edgar Padilla	Vincent Lombardo	Vanessa Grey	Barbara Huhn	Dawn Lacerte
Shaun Connery Oliver	Pearl McGuire	Todd Cole	Catherine Shock	Courtney Denise Noble	Travis Peters	Christopher Edenburn
Gary Johnson	Kyle Keating	Donny Takemoto	Keye Chen	Jill K Breitzman	Montessa Holt	Ryan Prestridge
David Baum	Rebecca Jauregui	David G. Cook	Walter Duncan	Alex Musel	Ebony Rice	Daniel Joseph Plantier
Krista Curtis	Julie Kankai	Christofer Newman	Charles Hicks	Joe Kwon	Allen Hulse	Matthew D Kragnes
Nancy L. Gallagher	Peter Covil	Steve Weatherly	Daniel Jones	Cameron Hook	Maurice Bisaccia	Steve Hanus
Nicholas J Oconnor	Joseph York	Carlos Bernal	James Phillips	Laurann Malachowski	Greg Gunther	Chris Kubas
Christa Grider	Heather Olin	Susan Young	Christopher D Moorman	Matt Dodge	Jeffrey Sutton	David John Irving
Mary Catherine Schugel	Sean Toomey	Michael Riley	Roger Campbell	Anna Coats	Teresa Fowler	Helen Garber
Jason Billy Valez	Lisa Pinckney	Ryan Anderson	David Gregory Duke Jr	Aaron Revel	Julius Shaw	Rebecca Willows
Robert P. Hayes	Cort Barrett	Deirdre M Moreno	Gabriel Elias Sayegh Jr.	Jason Warren Gibbons	Nadia Villalpando	Christopher Frank
Tia Graca	Ann Leback	Jerardo Cano	Dana Paul Jones	Karla Wilson	Charles Negrete	Cara Schoenberger
Anthony Jefferson	Linda Choi	Marie Mendoza	John DAVIS	Christopher Winarski	Karen Novick	Ricardo Raya
Randal Brumbaugh	Heather Atkins	Gerald Asher	Amber Hubert	Khari Ford	Amy Pettit	Coty Graf
Phuong Truong	Ari Popper	Sarah MARTINEZ	Jessica Turchin	Terry Tousey	Kasia Z Lewis	Casandre Medel
Frank E Luna II	Jeff Tessner	Scott Porter	Scott Johnson	Martha Montero-Jackson	Yazmin Montiel	Michael Graf
Christian Olafsen	Micah Lewis	Jon T Teope	Kevin Lyddon	Drew Hall	Joe Saccoman	Nidia Estrada
Carol Knight	Katherine Sisneros	Sander B Smith	Travis BAXTER	Nicole Hammond	Ricky Pak	Alonzo Renteria
Jean Thomas	Brandi Bryant	Joe Lazzerini	Joshua Rakauskas	Elizabeth Dickens	Greg Miller	Austin Rossi
Stewart Thompson	Nathaniel Epting	Stefanie V	Maciej Rumprecht	Joey Wayne Lusby	Cameron Pellam	George Quentin Conley
Alexander Lyon	Lia Jones	Peter Gustaitis	Robert Boblett	Leonard Carter	Brian Roth	Patrick Walters
Jack Tramonte	Ariane Warren	Megan Piktel	Michael LIVANOS	Adam Nix	Taryn Wooten	Jeffrey Deprisco
Jay Dougherty	Brad Degelau	Samatha D Spencer	Brian Anderson	Marc Haworth	Lendall Mains	Jaime IBANEZ-ESTEVEZ
Amanda Wolfe	Michael Louie	Ann Magliere	Fladpad Fam	Panayiotis Damouni	Robert Girgis	Shawn L Lindsey
Julie Austin	Douglas Pace	Sahara Harrington	Cristina Dunlap	Illyas Asadullah	Eric Yunker	Bruce Carroll
Shelby Honea	Joseph Marcus	Melysa Vander Mel	Jane Baumgartner	Stephanie Gray	David Baumgartner	Jay G. Gritzner
Adam Aguilar	Richard Mauldin	Andrew Herman	Aysah Luong	Natalia Kostylev	Michael Ponticiello	Liza Galdarisi
Hamilton Magtibay	Cynthia Villalovos	Brian Dieter	Jill H Manuel	Alex Taddei	Ami Kawasaki	Chrissy Jones
Heather Sousa	Chad Merkel	Axel Moeller	Matthew D Conkle	Margaret Canon Knolla	Jose AMAYA	Michael Bryan MURPHY
Brian Quaresma	Brian Hamilton	Steven Gabriel Rodriguez	Johnny Samarripas	Ronald Knight	Jonathon David Bustos	Michael Lucewicz
Rigo Garcia	Daniel Salas	Geovanni Mezquita	Chad Castanino	Desiree Granillo	Lawrence Frick	Erika Seid
Marquitta Kestner	Olivia Padilla	Donald Tomlinson	Mayra Ceballos Lomeli	Judd Nichols	Jonathan Bryant	John Bailey
John Campbell	Elizabeth Webb	Milton PenaCruz	Johanna Martinez	Amber MacDonald	Spencer Elliott	Jana Knowles
Kendrick D Wright	Arianna Armstrong	Tiffany Oda	Joseph Charles Dayball III	Salina Flores-dingler	Travis Burke	Sean Smith
Preston Ascherin	Kelly A Knowles	Stacey Houghtaling	Dan FAGAN	Steven Britz	Dan Laliberte	Valerie Elias
Soo Kim	Loretta Mooney	Craig Bartels	Greg Wynn	Noah Yaffe	Andy Park	James Johnson
Jennifer Shepherd	Alisha Hay-Rohrer	Andersen G Koepke	Knox Hughes	Irwin Hall	Brad Clark	Leanna Blankenship
Kathleen Cavanagh	Jon Wendell	Dean Lindstrom	Anish Hermon	Jeffrey Tasset	Craig Throne	Anthony Vasquez
Jessica Gonzalez	Cari Smith	Brittany Johnson	Frank Shepherd	David Myers	Jorge Gonzalez	Chris Roberts
Thomas KNIGHT	Jose Martino	Michael JUNG	Kristy Dion	James Williams	Marc Doolittle	Merle Creger
Lauren Mcintyre	Austin Robison	Omar Buitron	Kristin Burton	Kyle Specht	Neil Landry	Jonathan Thompson
Thomas Fantozzi	Jeffrey Romig	Audra Lane	Bruce Jacobson	Anthony Dillard	David Aguilar	Gilbert Salas
Benjamin Lee	Dave Erickson	Jason Schoon	Matthew Monaco	Fausto David Manjarrez C...	John Hendricks	Sean Channing Milberger
Heather Weisglas	Ethan Beneze	Daniel Austin Ramirez	John Ramos	Ralph Tenace	Katina Petrey	Jeremy Thibault
Dariana Francois	Emily McClure	Robert Briones	Austin Stanton	Cheryl Lynn Dow	Brandon Cortright	Kimberly Pham
Pamela Gill	Jesse Markert	Nina Hudspeth	Yisroel Barkany	Jo Valine	William M Carney	Kelli Dawn Kronschnabel
Mark Moore	Onico Williams	Shawn Anderson	Dawn Kimura	Zach Strouse	John J Longeway	Jeffrey Taillon
Layla Malloy	Nathan Jameson	Jared Cook	Derron Dudley	Marie Brennan	Edward Kelly Medlock	Orazio Ippolito
Sheila Crawford	Michelle Morgillo	Andrew Sanchez	Jacklyn Spellman	Jackie Clennan-Price	Pamela Amigable	Fely Mae Ledford
Bradley Hartman	Akshay Deepak	Rachelle Hudelson	Ari Pine	Steven Svehlak	Maccewill J.D. Yip	David B. Schmier
Suhail Kharouba	Nathan Hoernke	Justin Wade	Andrew Pearce	Krystal Chinchilla-Vargas	Romy Meyerson	Martin Porter
Carol Gamble	Aaron Lewis	Vasant Akala	Jose Valencia	Jiali Deng	Christopher Gingerella	Linda Blount
Scott A JOHNSON	Kyle Garibaldi	Shelby Thuruthumalil	Jackie Alley	Rodney Corder	Jeff Hsiung	Scott Gehring
Roy Dalton	Greg Miller	Anthony Pagano	Rod Gwinn	Peter F Hofbauer	Thomas Moreno	Brian Magner
Mark Osborne	Robert Misiuk	Bryan Hogan	Bo Kim	Gregory Michailuk	Michael Moss	Vanessa Babbitt
Andrew Scheimer	William A BERGER	Randel Thibodeaux	Ashley N Terada	David Broussal	John Mattox	Steven Stensager
David Roy	Elyse Sikora	Tricia Loper	Jessely Orpilla	Jason Soulog	Wallace Tillman	Christine Sanchez
Crystal Vilaikeo	Richard L Rice	Maeve McArdle	Brian Kulmac	Corbin Barocas	Denee M Evans	Laura Palmer
Michelle Price	Zeus Villagomez	Ethan Boyce	Lindsay Hong	Fernando Marques	Teri Hayes	Frank Bozzi
Todd L Edhlund	Holly Griess	David Denton	Devin John Nee	Bari Sprecher	Cody Mamone	Stephanie Hall
Anthony Hansen	Jo Story	Jia Ming Chang	Charles HO	Jess Morris	Kellee M Minner	Peter Weschler
Gal Shalvi	Karen Vu	Michael Jaime	Radha Parameshwarappa	Rakesh Sharma	Ray Barrett	Alexander Davidson
Steven Clark	Toni Gallagher	Thomas Lambert	Jeremy Marshall	Nicole Moore	Reilly Williamson	Timothy J Rehling
David Chromy	Audrey Lastar	Carmen Frias	David DRUSS	Candace Tovar	Jacqueline Kay	Sean SANDERS
Wilfredo Hernandez	David Yamashita	Lydia Elias	Emily Stieglitz	Mike Yoshioka	Lauren Transue	Ian Collins
Rosy I Sweat	Sarah Jensen	William Cover	Gabriel Hordman	Jonathon Humig	Robert Gates	Steve Robbins
Devin McDaniel	Rafael Cruz	Prasanth Manthena	Grace Kim	Paul Lee	Lauren Phillips	Katherine Lachman
Krista Villegas	Robert Curt Dacar	Jobari Morgan	Mark Kroehler	Joshua Mayer	Kristi Flake	Annie Bartolomeo
Orsain Larrahondo	Fawaz Zubi	Robert Walton	Traci Huntley	Douglas Schuttenberg	John C. Davies	Diane Watson
Sean Waters	Robert Aro	Jennifer Hartley	Roman Rios	Patricia Titti-Garfoot	Grady Justice	Jasmine Brown
William Stewart Hogan III	David Brisbois	Jacob Papanek	Mecca Fratto	Jonathan Viola	Robert Swenson	Yvonne A. Kubicek
Jerry John SAMARELLI	Scott Glassman	Rob LARUSSA	Jamie To	T Savo	Alexis Blades	Hannah Ham
Manny Olague	Tina Jordan	Adrian Morales Ramos	Matthew Conner	Alexandra Sandler	Rama DAVIS	Sian Seligman
Rich Avina	Geeti Rajadhyaksha	Jennifer Connole	Joseph Torres	Ruthie Torres	Elizabeth Vaca	Rebecca Green
Teresa K Morrison	Francesca Butler	Tara O'Brien	Brett Oberst	Eddy Henry	Tim Feeley	Jason Pemstein
Dan Moses	Julia Keimach	Jasmine Northup	Aramael Pena-Alcantara	Adrian Guerra	Scott Inks	Rob Kelly
Christopher Quinonez	Samantha King	Timothy Williamson	Mario Alvarez	David Delgadillo	Rafi Palagiri	Howard Pritchard JR
Ryan Pennell	Martin Walsh	Louise Littlefield	Laura McFarland-Taylor	Michael Lim	Connie & Scott Beierle	Benjamin G Kopit
Jon Baum	Heath Corson	Zack Powell	Limuel Hunter	Bruce Rheins	Brett Meade	Laura Cook
Schala GUZMAN	Daniel Jensen	Jay Powell	Isaac Kneubuhl	David Barkley	Michael Lavetter	Anthony Parr JR
Antjonette Jones	Judah Getz	David Clayton	Eric Curcio	Tony Kay	Eric Brandt	Kevin Farrell
Justin Weaver	Pang Vang	John Paul	Cueto Family	Jason Bailey	Ryan Ward	Arthur Filgueiras
Mary Mcclung	Dan Cross	James Jankowski	Josh Hutchins	Naren Chelian	Greg Cruser	Suzette Stewart
Randy G Koss	Ian Anderson	Joseph Pleasants	Elizabeth Jachimek	Dennis Allen COHEN	Kristen Flores	George Scott Chapman
Victor David	Tonya Lindsey	Bryan Goldner	Sheila Lindstrom	Antonius Spangler	Robert Barrone	Michael D Friday
Alicia Kim	Lesli Walker	Heather Bennett	Craig MacEachern	Cameron Kwan	Enrique Nevarez	Whitney Klein
Anita Dominguez	John P Summers	Bryce M Wilson	Brendan Dempsey	Kwame Troxler	Andrea Yellow Bird	Steve Nini
Troy Scrimgeour	Shannon O'Grady	Peter Mietlowski	Rachel Kielborn	Randall Kent Ushiyama	Jaime Pona	Gregory M. Barna
Daniel Robinson	Sean McGill	Joshua Brown	Amara Silao	Brittany Walden	Molly Moon	Dwayne Gordon
Shon Lawhon	Samuel Price	Brandon Unger	Lauren Pagoni	Ian Camahalan	Larry Hammond	Shawn C Cleveland
Marcelo Penna	Amber Brouillette	Simon Han	Kenneth Curry	Erin Yong	Joseph Langub	Jeff Wess Carpenter
Donna Fairbairn	Katie Odom	Marie A Moska	Jeff Odom	Lewis Davis	Paramesh K ADHIKARI	Jeffery Treadway
Michael Taylor Reynolds	Paul Olmsted	Alec Amaton	Sandra Moh	Kristen McCune	Laetitia M. Ashmore	Susan Reed
Mark Bellio	Lisa Michele Hatfield	Gilbert Segarra	Steve Tuso	Bryan Beasley	Lindal Graf	Marisela G Salinas
Marc Strasen	Eric Fox Jiang	Monica Rawls	Veronica Mardirosian	Timothy Perri	Karen Doersam	Bettina May
Reid Stover	Cory Schaefer	Gib Gerard	Ruth Tesfai	Allison Foster	Adam DeLand	Luke Boughen
Olivia Chung	Jeff Howell	Mathew Mcgrane	Dwayne Key Jr	John Drexler	Jake McGettigan	Gabriel Yaffe
Carla M Tetreault	Jordan Weiss	Tom Plunkett	Jeffrey S Wilschke	Diana Mendez	Jeffrey Bohrer	Alan Sanchez
Robert SOMERMAN	Aaron Tang	Ja'nelle Clark	Ronald Haynie	Linda Lane	Haydee Grande	Lauren Brown
Marco A Lucero	David A Conde	Christopher M Raon	Robert Faucette	Baltimore Padron III	Kimberly Maurice	Donato AMBROSIO
Aaron Donaldson	Gregory Jiang	Rachel Flanagan	Robert Codik	Eugene Blankenship	Adam Papagan	Keith Miller
Amanda DeMaio	William D Foss	Lisa Acosta	Jeff DeWitt	Ann Lydecker	Steven Torres	Isidro A Fernandez
Eddie Luong	Alec Martinez	Brent Arnold	Jason Park	Erick Serrano	Tony Acosta-aguirre	Barbara Holliday
Amy Meyers	Junko Goda	Tony Prenovost	Rosemary Arroyo	Fabian Alvizo	Kara Stutesman	Joseph Torres
Jennifer Tucker-Barthol	Justin & Sara Kocher	Valerie Petrarca	Franklin Dill	Daniel Avedon	John Saddlemire	Nina Ruchirat
Kevan Romero	Randall Hoffman	Paula Todd Allen	Robert Rough	Cheryl Ryan	Alicia Ramos	Brian Shaffer
Richard J Taylor	Ian McCarthy	Lisa Gethers	Bob Karr	Daniel Berlant	Matt Rose	Angela Park
Diane J Balane	Claudette Bacho	Alvin Wong	Mladen Udbinac	Jason Meidhof	Enica Castaneda	Stephen Bowman
Lawrence Toffler	Jason Perry	Nicholas Langenegger	Laura Jacobs	Robert Boles	Billy Doll	Brian Chen
Sai Bing Ho	Robert Greco	Michael LoSchiavo	Malcolm James	Thel Rountree	Stuart T Schroff	Derek Sanders
Vikas Hebbar	Hope Mathena	Gary Nissen	Ash Smolenski	Emily Sallack	Brittany Watkins	Lisa Curtis Saunders
Daniel Hoagland	Rachel Bruun	Allison Lozano-Tovar	Raymond Quinto	Matthew Casper	Paige Jacobson	Julian Guzman
Davianne Marte	Frances Lin	Julian Riojas	Devon Vanstone	D'asia Tate	Juan Granados	Carilyn Sparks
Brady Bailey	Mark Jwayed	Andrew Zuckerman	Allan Paez	Richard C Nazarian	Cristian Herrera	Kent Woods
Harrty D McKnett	Kimberly Newman	Ana Escajadillo	Holly Gretchen Hoagland	Barb Simmons	Everardo Gonzalez	Carrie Winteregg
Kellian SUMMERS	Lauren Herring	Tracey A. Ingle	Steven Hovey	Andrew Frank	Teal Greyhavens	Scott Nelson
Steven Branconier	Andrea Duncan	Marc Olah	Benjamin Kaufman	Sean Fluster	Christopher Carranza	Shellie Collier
Richard Charles Lenke	Danielle Kaufman	Timothy Woodward	Sara Luchian	Becky Phelps	Carissa R Berdine	Stephanie Brennan
Tracy Manning	Lesli Lonergan	Lauren Beyda	Eric Price	Timothy L Battig	Brandon Webb	Sarah Irias
Craig Riggs	Daniel George	Mikko Fuller	Robert Thomas	Harold T Clark	Brandon Fink	Chelsea Cymrot
Richard Wong	James Carlson	Kevin Bonine	Alicia M Towkaniuk	Bradley McClintock	Tiffany Steffens	Jordan Cooley
Nancy King	Richard L Moore	Joe Pienody	Patrick Murray	Christi Karlsson	Gloria Mora-Jimenez	Brittany Hood
Morgan Kling	Rick Heckman	Jonathan Moyer	Bryce Bommer	Limuel Hunter Jr	Brian Carroll	Timothy Toppe
Chris Smith	Carter Guppy	Bridget Garner	Kyle Wright	Barbi VERHAEGHE	Kyle Croegaert	Ty L
Catherine Miller	Brett Jackson	Patrick Gould	Mason Sims	Tiffany Bayly	Michelle K Prodanovic	Andrew Bard
Stacy Lee	Wendy Chen	Martin Marposon	Aaron Lloyd White	Justin Scorza	Ashley Miller	Michael VargasMachuca
Chris Orta	Alan Small	Santino Failla	Emma Vallandigham	Nicole Kureshi	Erika Cisan	Cynthia Gabaldon
Wevalen Ferro	Jay Miller	Candace and Blake O'Neal	Daniel K. Sobel	Juana Medina	Frank Orton	Ilaria Brun Del Re
Garrett Rowe	Priscilla McRoberts	Paul Stuart	Stephanie Martinez	Christopher Jarrod Pyles	Yolanda Torres	Ann Fossan
Patti Cumby	Anne Maureen Scheffey	Roxanne Zolman	Kristi Powell	Neil Etman	Carlos Robles	Sean Christman
Lisa Abbott	Trevin Harris	Nancy King	Matthew Evans	Brittany Doan	David A Kasten	Gabriel Alvarez
Ann M Horn	Christy Gitlin	Cira Zamora	Stephanie Ochoa	Sathyaseelan Subramaniam	Raphael Jones	Kenji Igus
Sheryl Ann Bryant James	Samuel J Barrington	Ashley Glacel	Kevin Christman	Melissa Johnson	Maria Brown	Dominic Murphy II
Emily Heinrich	Eric Schuh	Adam Gordon	Carly Wells	Evan Grant	Karen Lekas	Lisa Wong
Nick Sivovol	Nicholas Meads	Luis Ariel De La Cruz	William Johnson, IV	Ling Hang	Robson Hauser	Elizabeth Augustine
Matthew Worland	Christian Perez	Brittany Walloch	Philip H McKinley	Megan Sturdevant	Kevin Stube	Sarah Elizabeth Ryan
Michael Farag	Janeen Morris	Theodore Cohen	Sharon Torrisi	Omar Jimenez	Nicholas M Horstman	Shane Stoneback
Dustin Sanders	Selina Govan	Jeffrey Jones	Brian Smolens	Alexandra Barton	Sheila Torrico	Helen Garber
Matthew Garbutt	Oliver Watts	Sandi Parker	Jeffrey Klein	Michael MCDANIEL	Daniel Boman	Jessica Schackne
Justin Neely	Matthew Usi	Jen Giron	Sandra Adams	Emily Simmons	Joanne Franey	Lisa Haryono
Anita Camacho	Gus Nunez	Hugh Stiel				

Thank You!

From the Lost Spirits Distillery, Inc. Team





Bryan Davis
Co-Founder & CEO - Board Director



Joanne Haruta
Co-Founder & CMO - Board Director



Wynn Sanders
COO - Board Director
Former Lt. Colonel in the United States Air Force and ScD in Materials Science and Engineering, MIT. Published one patent and multiple scientific papers with over 1,600 citations. Serial Investor.



Roshini Jaiswal
Board Director
Chief Restructuring Officer of Jagatjit Industries, a Indian whisky company selling over 60,000,000 bottles annually.



Chester Brandes
Board Director
Chester Brandes is the former President and CEO of Finlandia Vodka as well as the former President and CEO of Imperial Brands (Sobieski Vodka). He is a significant shareholder in Lost Spirits and acts as a consultant to management.



Ron Daignault
Board Director
Ronald M. Daignault is an intellectual property litigator and trial attorney, and serves as co-chair of Goldberg Segalla's Intellectual Property Practice Group.



Stephen Williams
CFO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Wynn Sanders	COO @ Lost Spirits Distillery, Inc.	2016
Joanne Haruta	CMO @ Lost Spirits Distillery, Inc.	2010
Ron Daignault	Patent Attorney @ Goldberg Segalla	2015
Roshini Jaiswal	Executive @ Jagatjit Industries	2018
Bryan Davis	CEO @ Lost Spirits Distillery, Inc.	2010

Officers

OFFICER	TITLE	JOINED
Wynn Sanders	COO	2016
Joanne Haruta	CMO	2010
Bryan Davis	CEO	2010

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
11/2017	$21,500		Other
11/2017	$5,700		Other
02/2018	$11,000		Other
02/2018	$59,000		Other
04/2018	$39,115		Other
05/2018	$68,000		Other
06/2018	$467,500	LLC, Membership Units	Regulation D, Rule 506(b)
09/2018	$75,000		Other
11/2018	$606,283	Membership Units	Regulation D, Rule 506(b)
12/2018	$150,000		Other
02/2019	$568,257	Membership Unit Purchase	Regulation D, Rule 506(b)
06/2019	$13,000		Other
08/2019	$50,000		Other
08/2019	$50,000		Other
08/2019	$52,000		Other
10/2019	$94,372		Other
11/2019	$150,000		Other
11/2019	$200,000		Other
01/2020	$40,000		Other
02/2020	$150,000		Other
03/2020	$20,500		Other
03/2020	$1,069,999		4(a)(6)
03/2020	$500,000		Other
03/2020	$24,999	Common Stock	Regulation D, Rule 506(c)
03/2020	$468,794		506(c)
05/2020	$184,520		Other
12/2020	$184,520		Other
04/2021	$125,000		Regulation D, Rule 506(c)
04/2021	$250,000		Regulation D, Rule 506(c)
04/2021	$50,000		Regulation D, Rule 506(c)
04/2021	$200,000		Regulation D, Rule 506(c)
04/2021	$125,000		Regulation D, Rule 506(c)
05/2021	$500,000		Regulation D, Rule 506(c)
05/2021	$232,000		Regulation D, Rule 506(c)
05/2021	$10,000		Regulation D, Rule 506(c)
05/2021	$1,174,126		506(c)
07/2021	$3,000,000		Regulation D, Rule 506(c)
01/2022	$100,000	Common Stock	Regulation D, Rule 506(c)
03/2022	$50,000	Common Stock	Regulation D, Rule 506(c)
05/2022	$2,272,329		4(a)(6)
09/2022	$50,000		Regulation D, Rule 506(c)
10/2023	$92,500		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
04/16/2021	$125,000	0.12%	0.0%	None	04/16/2021
04/16/2021	$250,000	0.12%	0.0%	None	04/16/2021
04/22/2021	$50,000	0.12%	0.0%	None	05/10/2021
04/22/2021	$200,000	0.12%	0.0%	None	04/22/2021
04/23/2021	$125,000	0.12%	0.0%	None	04/23/2021
05/01/2021	$500,000	0.12%	0.0%	None	05/10/2001
05/07/2021	$232,000	0.13%	0.0%	None	05/07/2021
05/10/2021	$10,000	0.13%	0.0%	None	05/10/2021
07/15/2021	$3,000,000	10.0%	0.0%	None	02/28/2025
09/13/2022	$50,000	10.0%	0.0%	$0	

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRE
PayPal	11/17/2017	$21,500	$0	0.0%	08/10/2021	
Square Capital	11/20/2017	$5,700	$0	0.0%	01/14/2019	
Square Capital	02/14/2018	$11,000	$0	0.0%	02/14/2019	
PayPal	02/14/2018	$59,000	$0	0.0%	08/08/2019	
Square Capital	04/23/2018	$39,115	$0	0.0%	04/23/2019	
PayPal	05/28/2018	$68,000	$0	0.0%	08/11/2019	
PayPal	09/21/2018	$75,000	$0	0.0%	05/10/2020	
PayPal	12/27/2018	$150,000	$0	0.0%	06/19/2020	
Square Capital	06/26/2019	$13,000	$0	0.0%	06/26/2020	
Joanne Haruta	08/05/2019	$50,000	$50,000	0.0%	11/01/2020	Yes
Bryan Davis	08/05/2019	$50,000	$50,000	0.0%	11/01/2020	Yes
Square Capital	08/08/2019	$52,000	$0	0.0%	08/08/2020	
Square Capital	10/09/2019	$94,372	$0	0.0%	10/09/2020	Yes
Rapid Finance	11/11/2019	$150,000	$0	0.0%	05/11/2021	Yes
PayPal Working Capital (MRS)	11/20/2019	$200,000	$93,059	0.0%	02/05/2024	
Kabbage	01/23/2020	$40,000	$0	79.0%	02/12/2021	Yes
Cedar Advance LLC	02/10/2020	$150,000	$0	0.0%	08/24/2020	

PayPal	03/07/2020	$20,500	$20,756	0.0%	03/07/2020	
Federal Government	03/30/2020	$500,000	$508,674	3.75%	03/30/2050	Yes
Federal Government	05/04/2020	$184,520	$184,520	1.0%	05/04/2022	
SBA	12/04/2020	$184,520	$184,520	1.0%	06/04/2021	
Square Capital	10/05/2023	$92,500	$107,256	0.0%	10/05/2023	

Related Party Transactions

Name	Wynn Sanders
Amount Invested	$417,303
Transaction type	Priced Round
Issued	11/13/2020
Relationship	Board Member

Name	Bryan Davis
Amount Invested	$50,000
Transaction type	Loan
Issued	08/05/2019
Outstanding principal plus interest	$0 as of 02/2020
Interest	0.0 per annum
Maturity	11/01/2020
Current with payments	Yes
Relationship	CEO / Board Member

This loan has been repaid

Name	Joanne Haruta
Amount Invested	$50,002
Transaction type	Priced Round
Issued	03/05/2021
Relationship	Co-founder and Board Member

SPV Investment.

Name	Roshini Jaiswal
Amount Invested	$50,000
Transaction type	Loan
Issued	01/10/2020
Outstanding principal plus interest	$0 as of 09/2021
Interest	0.0 per annum
Maturity	09/18/2021
Relationship	Board Member

This loan has been repaid.

Name	Joanne Haruta
Amount Invested	$50,000
Transaction type	Loan
Issued	08/05/2019
Outstanding principal plus interest	$0 as of 02/2020
Interest	0.0 per annum
Maturity	02/01/2020
Current with payments	Yes
Relationship	Co-Founder Board Member

This loan has been repaid.

Name	John Berry
Amount Invested	$0
Transaction type	Other
Issued	06/02/2021
Relationship	Company Architect and Board Member

Stock grant issued by the Board of Directors in recognition of the successful completion of a series of architectural projects.

Name	John Berry
Amount Invested	$0
Transaction type	Other
Issued	03/03/2022
Relationship	Company Architect Prior Board Member

Stock grant issued by the Board of Directors per architectural contract.

Name	Roshini Jaiswal
Amount Invested	$250,000
Transaction type	Priced Round
Issued	03/07/2019
Relationship	Relative - Karamjit Jaiswal

Investment by Karamjit Jaiswal, immediate relative of Board of Director Roshini Jaiswal

Name	Roshini Jaiswal
Amount Invested	$80,000
Transaction type	Priced Round
Issued	03/07/2020
Relationship	Relative - Shakun

Investment

Name	Roshini Jaiswal
Amount Invested	$200,001
Transaction type	Priced Round
Issued	03/06/2020
Relationship	Board Member

WeFunder Raise

Name	Wynn Sanders
Amount Invested	$200,000
Transaction type	Convertible Note
Issued	04/22/2021
Interest	0.12 per annum
Discount rate	0.0
Maturity	05/10/2021
Converted	Yes
Valuation cap	$1
Relationship	COO / Board Member

These notes were set to auto convert based upon a set of specific triggers, not a specific date.

Name	Bryan Davis
Amount Invested	$49,749

Transaction type	Priced Round
Issued	03/19/2021
Relationship	CEO / Board Member

Name	Wynn Sanders
Amount Invested	$50,020
Transaction type	Priced Round
Issued	03/23/2022
Relationship	COO / Board Member

41,000 shares purchased at $1.22 per share for a total of $50,020.00.

Name	Brandersson LLC
Amount Invested	$50,000
Transaction type	Convertible Note
Issued	09/13/2022
Interest	10.0 per annum
Discount rate	0.0
Maturity	11/24/2023
Valuation cap	None
Relationship	Former Board Member Chester Brandes is an owner of Brandersson LLC

This note does not have a maturity date it is triggered by specified actions.

Name	Brandersson, LLC
Amount Invested	$100,000
Transaction type	Priced Round
Issued	01/14/2022
Relationship	Former Board Member Chester Brandes is an owner of Brandersson LLC

Shares issued 81,967 in exchange for $100,000 at $1.22 / share

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	30,000,000	19,792,123	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	1,120,417
Options:	983,361

Risks

Unlike many offerings on Wefunder, in this offering investors are investing directly in the company (rather than through a "Special Purpose Vehicle") and voting rights are proxy'd to the CEO, rather than a Lead Investor. As such the investment may carry more risk.

The success of our business will depend upon our ability to create brand awareness.

Our industry is already highly competitive, with many well-known brands leading the industry. Our ability to compete effectively and generate revenue will be based upon our ability to create awareness of our products distinct from those of our competitors. Advertising and packaging and labeling of our products will be limited by various regulations.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our industry is highly competitive.

Our industry is highly competitive and fragmented. We expect competition to intensify in the future. We can make no assurance that we will be able to effectively compete with these other companies or that competitive pressures, including possible downward pressure on the prices we charge for our products, will not arise. In the event that we cannot effectively compete on a continuing basis or competitive pressures arise, such inability to compete or competitive pressures will have a material adverse effect on our business, results of operations and financial condition.

Changes in government regulation, or failure to comply with existing regulations, could adversely affect our business, financial condition and results of operations.

The production, distribution and sale in the United States of many of our products are also currently subject to various federal and state regulations, including, but not limited to: the Federal Food, Drug, and Cosmetic Act, including as amended by the Dietary Supplement Health and Education Act of 1994; the Occupational Safety and Health Act; various environmental statutes; and various other federal, state and local statutes and regulations applicable to the production, transportation, sale, safety, advertising, labeling and ingredients of such products. Outside the United States, the production, distribution and sale of many of our products are also subject to numerous statutes and regulations. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined or face other remedial measures, all of which could adversely affect our business, financial condition and results of operations.

Similarly, the loss or revocation of any existing licenses, permits or approvals, or the failure to timely obtain any additional licenses, permits or approvals when required, could have a material adverse effect on our ability to conduct our business. In addition, if any taxes or fees imposed on our business by applicable regulatory authorities are increased, our profit margins could be negatively affected.

We require additional capital in order to continue our business operations as planned.

We have budgeted the need for additional funding during the next several months to continue our business operations as planned. If we cannot secure additional financing, our business and operations could be significantly impaired by limitations on our access to capital. There can be no assurance that capital from outside sources will be available, or if such financing is available, that it will be on terms that management deems sufficiently favorable. If we are unable to obtain additional financing upon terms that management deems sufficiently favorable, or at all, it would not have a material adverse impact upon our ability to continue our business operations and pursue our expansion strategy. In the event we do not raise additional capital, it is likely that we may need to scale back or curtail implementing our full business plan, putting the company on a longer glideslope to success and leaving itself open to competition with better capital investment.

If we do not maintain sufficient inventory levels and/or if we are unable to deliver our products to our customers in sufficient quantities, and/or if our customers' or retailers' inventory levels are too high, our operating results could be adversely affected.

If we do not accurately anticipate the future demand for a particular product or the time it will take to obtain new inventory, our inventory levels may be inadequate and our results of operations may be negatively impacted. If we fail to meet our shipping schedules, we could damage our relationships with distributors or retailers, increase our distribution costs or cause sales opportunities to be delayed or lost. In order to be able to deliver our products on a timely basis, we need to maintain adequate inventory levels of the desired products. If the inventory of our products held by our distributors and/or retailers is too high, they will not place orders for additional products, which could unfavorably impact our future sales and adversely affect our operating results.

If we are not able to retain the services of senior management there may be an adverse effect on our operations until we find suitable replacements.

Our business is dependent, to a large extent, upon the services of our senior management. We do not maintain key person life insurance on any members of our senior management. The loss of services of Bryan Davis, Joanne Harruta, Wynn Sanders, or any other key members of our senior management could adversely affect our business until suitable replacements can be found. There may be a limited number of personnel with the requisite skills to serve in these positions and we may be unable to locate or employ such qualified personnel on acceptable terms. If senior management is

not able to spend a sufficient amount of their available time on our operations, any investment in the Company could become worthless.

We anticipate being dependent on a limited number of independent suppliers for our products, which may affect our ability to deliver our products in a timely manner. If we are not able to ensure timely product deliveries, potential distributors and customers may not order our products, and our revenues may decrease.

We will rely entirely on a limited number of third parties to provide supplies for our products. These third party supplies may be unable to satisfy our supply requirements or provide services at competitive costs or offer reliable products. The failure to meet any of these critical needs would delay or reduce product shipment and adversely affect our revenues, as well as jeopardize any relationships with independent distributors and customers. An extended interruption in the supply of our products would result in decreased product sales and our revenues would likely decline

Adverse publicity associated with our products, or those of similar companies, could adversely affect our sales and revenues.

Adverse publicity concerning any actual or purported failure of our Company to comply with applicable laws and regulations regarding any aspect of our business could have an adverse effect on the public perception of our Company. This, in turn, could negatively affect our ability to obtain financing, endorsers and attract distributors or retailers for our products, which would have a material adverse effect on our ability to generate sales and revenues. Our distributors' and customers' perception of the safety and quality of our products or even similar products distributed by others can be significantly influenced by national media attention, publicized scientific research or findings, product liability claims and other publicity concerning our products or similar products distributed by others. Adverse publicity, whether or not accurate, that associates consumption of our products or any similar products with illness or other adverse effects, will likely diminish the public's perception of our products. Claims that any products are ineffective, inappropriately labeled or have inaccurate instructions as to their use, could have a material adverse effect on the market demand for our products, including reducing our sales and revenues.

We may face intellectual property infringement claims and other litigation which would be costly to resolve.

We are not aware that any of our products infringe on the proprietary rights of third parties. However, we cannot assure you that third parties will not assert infringement claims against us in the future with respect to current or future products. There has been substantial litigation in the industry regarding copyright, trademark and other intellectual property rights. Whether brought by or against us, these claims can be time consuming, result in costly litigation and divert management's attention from our day-to-day operations, which can have a material adverse effect on our business, operating results, and financial condition.

The Company's has limited resources and will require additional financings in the future, which may further dilute the ownership of the Company.

The Company intends to seek additional equity or debt investments. If the Company raises additional equity capital or debt capital convertible into equity beyond the Offering described herein, purchasers of Shares offered hereby will experience dilution of ownership in the Company. Debt financing would result in higher interest expense. There can be no assurance that the Company will generate sufficient funds to service its debt. Moreover, there is no assurance that future equity or debt financing will be available on terms acceptable to or in the amounts needed by the Company.

The Directors' and Officers' liability is limited, and the Company will indemnify the Directors and Officers for certain acts.

The directors and officers of the Company are not liable to the Company or the stockholders for any acts performed or failures to act by them in good faith and in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and, if applicable, is within the scope of authority granted to them. The directors, the officers, and their affiliates shall be indemnified by the Company to the fullest extent permitted by law. A successful claim for such indemnification could deplete the Company's assets by the amount paid.

This Offering has not undergone any regulatory review.

As noted above, the shares have not, and will not be, registered under the Securities Act or any applicable state securities laws. Therefore, no regulatory authority has reviewed or approved the terms of this offering, including the disclosure of risks and tax consequences, and the fairness of its terms. Prospective investors do not have the protections afforded by applicable federal and state securities laws governing registered offerings and they must judge the adequacy of disclosure and the fairness of the terms of this offering without the benefit of review by any regulatory authority.

The Company is taxed as a "C" corporation.

The Company is taxed as a corporation pursuant to Subchapter C of the Internal Revenue Code. The Company's tax and fiscal year is the calendar year. There may be certain tax consequences of holding shares. Subscribers must rely on their own tax advisors and should obtain the advice of his, her or its own tax advisor concerning the effect of an investment in the Company on his, her or its personal tax situation.

This Offering is being made on a "Best Efforts" basis.

This Offering is made on a "best efforts" only basis. There is no assurance that all of the offered shares, or any particular lesser number, will in fact be sold. Once accepted by the Company, Subscribers will not be permitted to withdraw their subscriptions if less than all of the offered shares are sold. If less than all of the offered shares are sold, there is no assurance that the Company will be able to complete its proposed use of proceeds, nor is there any assurance that the Company will be able to achieve its business plan.

The transferability of the Shares is limited.

Potential investors should recognize the long term nature of their investment in the shares. As purchasers of securities in a private offering not registered under the Securities Act of 1933, as amended ("Securities Act"), investors in the shares are not permitted to sell, transfer, or otherwise dispose of the shares unless the shares are registered or an exemption from registration is available. As a result, the transfer of the shares to third parties is subject to legal restrictions that may impair or prohibit the holder from transferring shares. Any sale, transfer or other disposition of the shares must also comply with relevant state securities laws. Accordingly, purchasers of the shares may be required to hold the shares for an indefinite period of time. The purchase of shares in this Offering will not be suitable for an investor desiring or requiring liquidity. Investors desiring to sell their shares may be unable to do so because no one may be willing to purchase such restricted securities with very limited liquidity.

The shares are subject to the terms of the Stockholder Agreement.

The shares are subject to the terms of a Stockholder Agreement, which provides, among other things, (i) a voting agreement related to certain stockholders rights to designate members to the Company's board of directors (and a corresponding obligation of stockholders to vote in favor of such designated, (ii) a right of first refusal in favor of the Company first and the other stockholders second, should a stockholder desire to transfer any shares, (iii) co-sale rights for certain transfers, (iv) a drag along right should a sale of the company occur, and (v) rights of first offer for certain issuances of new securities in favor of certain stockholders.

The offering price of the shares was arbitrarily determined.

The offering price of the shares has been arbitrarily determined and is not based on expected return on investment or independent appraisal of the value of the Company.

The shares are a speculative investment.

Our business objectives must be considered highly speculative, and there is no assurance that we will satisfy those objectives. No assurance can be given that the investors will realize a return on their shares, if any, or that the investors will not lose their entire investment. For this reason, each prospective investor should carefully read the Subscription Agreement, including all exhibits thereto. All investors should consult with their attorney or business advisors prior to making an investment.

Dividends have never been paid, and we do not expect to pay dividends in the foreseeable future.

The Company has never paid a dividend and does not anticipate that it will paid dividends in the foreseeable future.

We may face increased competition and downward price pressure if we are unable to protect our intellectual property rights.

Our business is heavily dependent upon our confidential and proprietary intellectual property. We rely primarily on a combination of confidentiality and non-disclosure agreements, patent, copyright, trademark and trade secret laws, as well as other proprietary rights laws and legal methods, to protect our proprietary rights. However, current U.S. laws afford us only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or obtain and use information that we regard as proprietary. Our business, results of operations and financial condition could be adversely affected if a significant amount of unauthorized copying of our products were to occur or if other parties develop products substantially similar to our products. We cannot assure you that our attempts to protect our proprietary rights will be adequate or that our competitors will not independently develop similar or competitive products.

The stockholders may lose the limited liability protection currently offered by the Company.

One of the advantages of a corporation is the limitation of a stockholder's liability for the obligations of the company to the value of that stockholder's shares. In order to maintain the limited liability of the stockholders, the Company must comply with the requirements of the Delaware General Business Corporation Act. We will operate in such a manner as the directors and officers, in consultation with legal counsel, deem appropriate to preserve, to the extent possible, the limited liability of the stockholders. There is a risk, however, that we could act, or fail to act, in such a way as to jeopardize the limited liability of the stockholders.

Our limited operating history makes it difficult to forecast our future results, making any investment in the Company highly speculative.

We have a limited operating history, and as such, our historical financial and operating information is of limited value in predicting our future operating results. We may not accurately forecast customer behavior and recognize or respond to emerging trends, changing preferences or competitive factors facing us, and, therefore, we may fail to make accurate financial forecasts. Our current and future expense levels are based largely on our investment plans and estimates of future revenue. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall, which could then force us to curtail or cease our business operations.

Our failure to accurately estimate demand for our products could adversely affect our business and financial results.

We may not correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly with regard to new products, and may be less precise during periods of rapid growth, particularly in new markets. If we materially underestimate demand for our products or are unable to secure sufficient ingredients or raw materials we might not be able to satisfy demand on a short-term basis. We do not use hedging agreements or alternative instruments to manage this risk. Such shortages could interfere with or delay production of certain of our products and could have a material adverse effect on our business and financial results.

We face substantial uncertainties in executing our business plan.

Successfully executing our business plan will require us to attain certain objectives to which no assurance can be given that we will be successful in our efforts. We believe that in order to execute our business plan and achieve the sales growth we are anticipating we must, among other things, successfully recruit additional personnel in key positions, develop a distribution network and establish a customer base and create awareness of our brand name. In order to implement any of these we will be required to materially increase our operating expenses, which may require additional working capital. If we are unable to secure additional working capital, we will be unable to accomplish our objectives, and if we are unable to accomplish one or more of these objectives, our business may fail.

Changes in consumer preferences may reduce demand for some of our products.

Our industry is subject to changing consumer preferences and shifts in consumer preferences may adversely affect us.

Consumers are seeking greater variety in their beverages. Our future success will depend, in part, upon our continued ability to develop and introduce different and innovative beverages that appeal to consumers. In order to retain and expand our market share, we must continue to develop and introduce different and innovative beverages, although there can be no assurance of our ability to do so. There is no assurance that consumers will continue to purchase our products in the future. Product lifecycles for some beverage brands or products may be limited to a few years before consumers' preferences change. There can be no assurance that the beverages we market will become or remain profitable for us. We may be unable to achieve volume growth through product and packaging initiatives. We also may be unable to penetrate new markets. If our revenues decline, our business, financial condition and results of operations could be adversely affected.

We cannot predict the effect of inquiries from or actions by attorneys general or other government agencies and/or quasi-government agencies into the advertising, marketing, promotion, ingredients, usage or sale of our products.

We are subject to the risks of investigations or enforcement actions by state attorneys general or other government and/or quasi-governmental agencies relating to the advertising, marketing, promotion, ingredients, usage or sale of our products. We cannot predict the outcome of any such inquiry and what, if any, effect it may have on our business, financial condition or results of operations. If an inquiry by a state attorney general or other government or quasi-government agency finds that our products or the advertising, marketing, promotion, ingredients, usage or sale of such products are not in compliance with applicable laws or regulations, we may become subject to fines, changes in the usage or sale of our products or changes in our advertising, marketing and promotion practices, each of which could have an adverse effect on our business, financial condition or results of operations.

Our growth will place significant strains on our resources.

Since inception, the Company has had limited operations. Our growth, if any, is expected to place a significant strain on our managerial, operational and financial resources as the Company currently has limited full-time employees and we will likely continue to have limited employees in the future. There can be no assurance that our systems, procedures or controls will be adequate to support our operations or that we will be able to achieve the rapid execution necessary to successfully offer our services and implement our business plan. Our future operating results, if any, will also depend on its ability to add additional personnel commensurate with the growth of our business, if any. If we are unable to manage growth effectively, our business, results of operations and financial condition will be adversely affected.

The Company has filed a complaint against one of its former employees for trade secret theft, unfair competition, breach of fiduciary duty, intentional interference with contractual relationship, intentional interference with prospective economic advantage, conversion, and breach of contract. Further, the Company has obtained a temporary restraining order injunction against the employee enjoining him from using the trade secret materials. Without the injunction (and if the former employee disregards the injunction), the Company believes that this employee could potentially use the Company's trade secrets to engage in activities which would be competitive with the Company's business, and, such competition could materially impact the value of the Company's business or its future.

An investment in the shares involves significant risks and uncertainties. A prospective investor should carefully consider the following risk factors in conjunction with the other information provided by the Company before purchasing any shares. The risks discussed below can adversely affect the Company's business, operating results, prospects, and financial condition. As a result, these risks can cause the value of the Company, and therefore, the shares, to decline and could cause the total or partial loss of the investor's investment in the shares. While the risks and uncertainties described below are not the only ones the Company faces, they do represent those risks and uncertainties the Company believes are material to the Company's business, operating results, prospects, and financial condition. Additional risks and uncertainties that are not presently known to the Company, or that are currently deemed immaterial, may also have an adverse effect on the Company, its operating results, prospects, and financial condition.

The Company experienced a fire in 2019.

One of the Company's business locations suffered extensive fire damage in 2019. As a result of the fire, the Company secured short term debt. Prior to the COVID-19 closures, the Company was servicing several hundred thousand dollars of such related debt, and it was endeavoring to pay off such debt as quick as possible. The Company was then retiring $75,000 of such debt per month, which contributed to the Company's current negative cash flow. There can be no assurances that the Company will be able to generate sales gains in the future to allow it continue its debt service obligations, and there is a risk the Company could become insolvent.

We face an inherent risk of exposure to personal injury liability claims if the attendance or employment at our venue results in or is believed to have resulted in personal injury. Although we maintain liability and workman's compensation insurance, it may not be sufficient to cover all liability claims and such claims that may arise, could have a material adverse effect on our business. The successful assertion or settlement of an uninsured claim, a significant number of insured claims or a claim exceeding the limits of our insurance coverage would harm us by adding further costs to our business and by diverting the attention of our senior management from the operation of our business. Even if we successfully defend a liability claim, the uninsured litigation costs and adverse publicity may be harmful to our business. Any liability claim may increase our costs and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles, and may make it more difficult to secure adequate insurance coverage in the future. In addition, our liability insurance may fail to cover future claims, which, if adversely determined, could subject us to substantial monetary damages.

The Company was ordered closed due to COVID mitigation measures by the state of California in 2020 and those operations never reopened. The Company's business locations in California suffered extensive economic damage in 2020. As a result of the COVID-19 closures & stay at home orders, the Company secured long term debt. The Company is currently servicing millions of dollars dollars of debt. There can be no assurances that the Company will be able to generate sales gains in the future to allow it continue its debt service obligations, and there is a risk the Company could become insolvent.

The sale of our products involves product liability and related risks that could expose us to significant insurance and loss expenses. We face an inherent risk of exposure to product liability claims if the use of our products results in, or is believed to have resulted in, illness or injury. Although we maintain product liability insurance, it may not be sufficient to cover all product liability claims and such claims that may arise, could have a material adverse effect on our business. The successful assertion or settlement of an uninsured claim, a significant number of insured claims or a claim exceeding the limits of our insurance coverage would harm us by adding further costs to our business and by diverting the attention of our senior management from the operation of our business. Even if we successfully defend a liability claim, the uninsured litigation costs and adverse publicity may be harmful to our business. Any product liability claim may increase our costs and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles, and may make it more difficult to secure adequate insurance coverage in the future. In addition, our product liability insurance may fail to cover future product liability claims, which, if adversely determined, could subject us to substantial monetary damages.

The global economic crisis may adversely impact our business and results of operations. Our industry can be affected by macro-economic factors, including changes in national, regional, and local economic conditions, armed conflict, employment levels, and consumer spending patterns or the impact of inflation, interest rates or the novel coronavirus (COVID-19) on the macro-economy. Disruptions in the overall economy and financial markets may impact our industry, could reduce consumer confidence in the economy and could negatively impact consumers' willingness to purchase our products as they reduce their discretionary spending.

The Company defaulted on agreements with its Landlord and largest creditor and has been negotiating a workout agreement with them. These negotiations are ongoing and subject to non-disclosure agreements. There can be no assurances that the Company will enter into a workout agreement with its Landlord & lender, and the failure to enter into such an agreement could materially impact the value of the Company.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities

at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Lost Spirits Distillery, Inc.

- Delaware Corporation
- Organized January 2020
- 24 employees

3202 W Desert Inn Road
Las Vegas NV 89102

http://lostspirits.net

Business Description

Refer to the Lost Spirits Distillery, Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Lost Spirits Distillery, Inc. has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

In 2023, we terminated our CFO, contracted a 3rd party accounting firm to provide fractional CFO services, and immediately went to work on the 2021 & 2022 audit as well as catching up missed regulatory filings.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.